SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Consolidated Financial
Statements

Petróleo Brasileiro S.A. -
PETROBRAS and subsidiaries

December 31, 2005, 2004 and 2003,
together with Report of Independent
Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. – PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
PETRÓLEO BRASILEIRO S.A. - PETROBRAS

1.
We have audited the accompanying consolidated balance sheets of PETRÓLEO BRASILEIRO S.A - PETROBRAS and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PETRÓLEO BRASILEIRO S.A. - PETROBRAS and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

4.
As discussed in Note 3, the Company made the following accounting changes: Effective December 31, 2004 the Company adopted a new actuarial methodology respective to the calculation of the Accumulated Benefit Obligation under FAS 87; Effective January 1, 2003, the Company adopted SFAS No. 143 – Accounting for Asset Retirement Obligation (“SFAS 143”). Additionally, at December 31, 2003 the Company adopted FIN 46 “Consolidation of Variable Interest Entities”.

ERNST & YOUNG
Auditores Independentes S/S

Paulo José Machado
Partner

Rio de Janeiro, Brazil
February 17, 2006

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004
Expressed in Millions of United States Dollars

	As of December 31,

	2005	2004

Assets

Current assets
Cash and cash equivalents (Note 5)	9,871	6,856
Marketable securities (Note 6)	456	388
Accounts receivable, net (Note 7)	6,184	4,285
Inventories (Note 8)	5,305	4,904
Deferred income tax (Note 4)	473	325
Recoverable taxes (Note 9)	2,087	1,475
Advances to suppliers	652	422
Other current assets	750	771

	25,778	19,426

Property, plant and equipment, net (Note 10)	45,920	37,020

Investments in non-consolidated companies and other investments (Note 11)	1,810	1,862

Other assets
Accounts receivable, net (Note 7)	607	411
Advances to suppliers	489	580
Petroleum and alcohol account – receivable
from Federal Government (Note 12)	329	282
Government securities	364	326
Marketable securities (Note 6)	129	313
Restricted deposits for legal proceedings and guarantees (Note 21 (a))	775	699
Recoverable taxes (Note 9)	639	536
Goodwill (Note 20)	237	211
Prepaid expenses	246	271
Fair value asset of gas hedge (Note 23)	547	635
Other assets	755	510

	5,117	4,774

Total assets	78,625	63,082

	As of December 31,

	2005	2004

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	3,838	3,284
Income tax	211	271
Taxes payable, other than income taxes	3,212	2,298
Short-term debt (Note 13)	950	547
Current portion of long-term debt (Note 13)	1,428	1,199
Current portion of project financings (Note 15)	2,413	1,313
Current portion of capital lease obligations (Note 16)	239	266
Accrued interest	221	204
Dividends and interest on capital payable (Note 19)	3,068	1,900
Contingencies (Note 21)	72	131
Payroll and related charges	918	618
Advances from customers	609	290
Employees’ postretirement benefits obligation - pension (Note 18)	206	166
Other payables and accruals	770	841

	18,155	13,328

Long-term liabilities
Long-term debt (Note 13)	11,503	12,145
Project financings (Note 15)	3,629	4,399
Employees’ postretirement benefits obligation - pension (Note 18)	3,627	2,915
Employees’ postretirement benefits obligation - health care (Note 18)	3,004	2,137
Capital lease obligations (Note 16)	1,015	1,069
Deferred income tax (Note 4)	2,159	1,558
Provision for abandonment (Note 3 (a))	842	403
Thermoelectric liabilities (Note 3 (b))	-	1,095
Contingencies (Note 21)	238	233
Deferred purchase incentive (Note 23)	144	153
Other liabilities	318	264

	26,479	26,371

Minority interest	1,074	877

Shareholders’ equity
Shares authorized and issued (Note 19)
Preferred share - 2005 and 2004 – 1,849,478,028 shares	4,772	4,772
Common share - 2005 and 2004 – 2,536,673,672 shares	6,929	6,929
Capital reserve (Note 19)	159	134
Retained earnings
Appropriated (Note 19)	20,095	11,526
Unappropriated	11,968	13,199
Accumulated other comprehensive income
Cumulative translation adjustments	(9,432)	(12,539)
Amounts not recognized as net periodic pension cost, net of tax (Note 18)	(1,930)	(1,975)
Unrealized gains on available for sale securities, net of tax	356	460

	32,917	22,506

Total liabilities and shareholders’ equity	78,625	63,082

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
December 31, 2005, 2004 and 2003
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

	Year ended December 31,

	2005	2004	2003

Sales of products and services	74,065	51,954	42,690
Less:
Value-added and other taxes on sales and services	(14,694)	(10,906)	(9,527)
Contribution of intervention in the economic domain
charge - CIDE	(3,047)	(2,620)	(2,249)

Net operating revenues	56,324	38,428	30,914

Cost of sales	29,828	21,279	15,533
Depreciation, depletion and amortization	2,926	2,481	1,785
Exploration, including exploratory dry holes	1,009	613	512
Selling, general and administrative expenses	4,474	2,901	2,091
Impairment (Note 10 (d))	156	65	70
Research and development expenses	399	248	201
Other operating expenses	582	259	326

Total costs and expenses	39,374	27,846	20,518

Equity in results of non-consolidated companies (Note 11)	139	172	141
Financial income (Note 14)	710	956	634
Financial expenses (Note 14)	(1,189)	(1,733)	(1,247)
Monetary and exchange variation on monetary assets and
liabilities, net (Note 14)	248	450	509
Employee benefit expense for non-active participants (Note 18)	(994)	(650)	(595)
Other taxes	(373)	(440)	(333)
Other expenses, net	(899)	(402)	(732)

	(2,358)	(1,647)	(1,623)

Income before income taxes, minority interest, extraordinary
item and accounting change	14,592	8,935	8,773

	Year ended December 31,

	2005	2004	2003

Income tax expense (Note 4)
Current	(4,223)	(2,114)	(2,599)
Deferred	(218)	(117)	(64)

	(4,441)	(2,231)	(2,663)

Minority interest in results of consolidated subsidiaries	35	(514)	(248)

Income before extraordinary item and effect of change in
accounting principle	10,186	6,190	5,862

Extraordinary gain net of tax (Note 11 (c))	158	-	-
Cumulative effect of change in accounting principle, net of
taxes (Note 3 (a))	-	-	697

Net income for the year	10,344	6,190	6,559

Net income applicable to each class of shares
Common	5,982	3,580	3,797
Preferred	4,362	2,610	2,762

Net income for the year	10,344	6,190	6,559

Basic and diluted earnings per share (Note 19 (c))
Common and preferred
Before effect of extraordinary item and change in
accounting principle	2.32	1.41*	1.34*
After effect of extraordinary item and change in
accounting principle	2.36	1.41*	1.50*

Basic and diluted earnings per ADS
Before effect of extraordinary item and change in
accounting principle	9.28	5.64*	5.36*
After effect of extraordinary item and change in
accounting principle	9.44	5.64*	6.00*

Weighted average number of shares outstanding
Common	2,536,673,672	2,536,673,672*	2,536,673,672*
Preferred	1,849,478,028	1,849,478,028*	1,849,478,028*

* Restated for the effect of the 4-1 stock split on September 1, 2005 (See Note 19).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2005, 2004 and 2003
Expressed in Millions of United States Dollars

	Year ended December 31,

	2005	2004	2003

Cash flows from operating activities
Net income for the year	10,344	6,190	6,559
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation, depletion and amortization	2,926	2,481	1,785
Dry hole costs	597	520	207
Loss on property, plant and equipment	292	231	119
Minority interest in results of consolidated subsidiaries	(35)	514	248
Amortization of deferred purchase incentive	(8)	(16)	-
Deferred income taxes	218	117	64
Foreign exchange and monetary loss (gain)	140	23	(138)
Accretion expense – asset retirement obligation	51	33	43
Impairment of oil and gas properties	156	65	70
Provision for uncollectible accounts	118	164	36
Cumulative effect of change in accounting principle, net of
taxes	-	-	(697)
Equity in the results of non-consolidated companies	(139)	(172)	(141)
Financial income on gas hedge operations	170	(466)	-
Others	-	39	21

Decrease (increase) in assets

Accounts receivable	(1,510)	(1,027)	(488)
Petroleum and alcohol account	(9)	(20)	(15)
Interest receivable on government securities	3	(38)	(157)
Inventories	38	(1,527)	244
Advances to suppliers	(167)	3	562
Prepaid expenses	38	(70)	96
Recoverable taxes	(540)	(578)	(365)
Others	82	173	90

Increase (decrease) in liabilities
Trade accounts payable	275	838	(156)
Payroll and related charges	215	(20)	222
Taxes payable, other than income taxes	566	(65)	35
Income taxes payable	(56)	120	25
Employees’ postretirement benefits obligation - pension	647	353	268
Employees’ postretirement benefits obligation - health care	557	380	267
Accrued interest	8	18	62
Contingencies	(65)	81	(78)
Abandonment	325	(171)	(29)
Other liabilities	(122)	(18)	(190)

Net cash provided by operating activities	15,115	8,155	8,569

	Year ended December 31,

	2005	2004	2003

Cash flows from investing activities
Additions to property, plant and equipment	(10,365)	(7,718)	(6,551)
Investment in non-consolidated companies	(71)	(142)	(73)
Investment in marketable securities	169	678	(1,266)
Acquisition of Liquigás Distribuidora S.A.	-	(511)	-
Dividends received from non-consolidated companies	60	53	13
Restricted deposits for legal proceedings	-	(103)	(188)
Effect on cash from merger with PEPSA	-	-	231
Effect on cash of FIN 46 adoption	-	-	1,049

Net cash used in investing activities	(10,207)	(7,743)	(6,785)

Cash flows from financing activities
Short-term debt, net issuances and repayments	(1,058)	(680)	321
Proceeds from issuance and draw-down of long-term debt	1,697	1,457	4,629
Principal payments of long-term debt	(1,120)	(1,160)	(1,315)
Proceeds from project financings	1,492	971	1,132
Payments of project financings	(1,392)	(652)	(1,340)
Payment of capital lease obligations	(134)	(331)	(108)
Dividends paid to shareholders	(2,104)	(1,785)	(941)
Dividends paid to minority interests	(6)	(24)	(2)

Net cash provided by (used) in financing activities	(2,625)	(2,204)	2,376

Increase (decrease) in cash and cash equivalents	2,283	(1,792)	4,160
Effect of exchange rate changes on cash and cash equivalents	732	304	883
Cash and cash equivalents at beginning of year	6,856	8,344	3,301

Cash and cash equivalents at end of year	9,871	6,856	8,344

	Year ended December 31,

	2005	2004	2003

Supplemental cash flow information:
Cash paid during the year for
Interest, net of amount capitalized	1,083	995	622
Income taxes	3,843	2,054	2,384
Withholding income tax on financial investments	29	69	47

Non-cash investing and financing transactions during the year
Consolidation of merchant type thermoelectrics	-	-	1,142
Exchange of BR shares for PETROBRAS preferred shares	-	-	130
Recognition of asset retirement obligation – SFAS 143	356	158	114
Consummation of gas hedge asset with deferred purchase incentive
liability	-	169	-

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
December 31, 2005, 2004 and 2003
Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,

	2005	2004	2003

Preferred shares
Balance at January 1,	4,772	2,973	2,459
Capital increase from issue of preferred shares	-	-	130
Capital increase from undistributed earnings reserve	-	1,799	384

Balance at December 31,	4,772	4,772	2,973

Common shares
Balance at January 1,	6,929	4,289	3,761
Capital increase from undistributed earnings reserve	-	2,640	528

Balance at December 31,	6,929	6,929	4,289

Capital reserve – fiscal incentive
Balance at January 1,	134	118	89
Transfer from unappropriated retained earnings	25	16	29

Balance at December 31,	159	134	118

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at January 1,	(12,539)	(14,450)	(17,306)
Change in the year	3,107	1,911	2,856

Balance at December 31,	(9,432)	(12,539)	(14,450)

Amounts not recognized as net periodic pension cost
Balance at January 1,	(1,975)	(1,588)	(1,361)
Decrease (increase) in additional minimum liability	68	(586)	(344)
Tax effect on above	(23)	199	117

Balance at December 31,	(1,930)	(1,975)	(1,588)

	Year ended December 31,

	2005	2004	2003

Unrecognized gains (losses) on securities
Balance at January 1,	460	157	(11)
Unrealized gains (losses)	(158)	459	254
Tax effect on above	54	(156)	(86)

Balance at December 31,	356	460	157

Appropriated retained earnings
Legal reserve
Balance at January 1,	1,520	1,089	643
Transfer from unappropriated retained earnings, net of gain or loss
on translation	705	431	446

Balance at December 31,	2,225	1,520	1,089

Undistributed earnings reserve
Balance at January 1,	9,688	9,372	4,778
Capital increase	-	(4,439)	(912)
Transfer from unappropriated retained earnings, net of gain or loss
on translation	7,751	4,755	5,506

Balance at December 31,	17,439	9,688	9,372

	Year ended December 31,

	2005	2004	2003

Statutory reserve
Balance at January 1,	318	235	164
Transfer from unappropriated retained earnings, net of gain or loss
on translation	113	83	71

Balance at December 31,	431	318	235

Total appropriated retained earnings	20,095	11,526	10,696

Unappropriated retained earnings
Balance at January 1,	13,199	14,141	16,085
Net income for the year	10,344	6,190	6,559
Dividends reclasification (Note 19 b)		-	(816)
Dividends (per share: 2005 – US$ 0.68 to common and
preferred shares; 2004 - US$ 0.42 to common and preferred
shares; 2003 - US$ 0.37 to common and preferred shares)	(2,982)	(1,847)	(1,635)
Appropriation to fiscal incentive reserve	(24)	(16)	(29)
Appropriation to reserves	(8,569)	(5,269)	(6,023)

Balance at December 31,	11,968	13,199	14,141

Total shareholders' equity	32,917	22,506	16,336

Comprehensive income (loss) is comprised as follows:
Net income for the year	10,344	6,190	6,559
Cumulative translation adjustments	3,107	1,911	2,856
Amounts not recognized as net periodic pension cost	45	(387)	(227)
Unrealized gain (loss) on available-for-sale securities	(104)	303	168

Total comprehensive income	13,392	8,017	9,356

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except when specifically indicated)

1. The Company and its operations

PETRÓLEO BRASILEIRO S.A. - PETROBRAS is Brazil’s national oil company and, directly or through its subsidiaries (collectively, "PETROBRAS" or the "Company"), is engaged in the exploration, exploitation and production of oil from reservoir wells, shale and other rocks, and in the refining, processing, trade and transport of oil and oil derivatives, natural gas and other fluid hydrocarbons, in addition to other energy related activities. Additionally, PETROBRAS may promote the research, development, production, transport, distribution and marketing of all sectors of energy, as well as other related or similar activities.

PETROBRAS was incorporated under Law No. 2,004 on October 3, 1953. Until November of 1995, PETROBRAS was the exclusive agent of the Brazilian Federal Government (the "Federal Government") for purposes of exploiting the Federal Government’s constitutional and statutory control over activities involving exploration, production, refining, distribution, import, export, marketing and transportation of hydrocarbons and oil products in Brazil and its continental waters. When adopted in 1953, the relevant provisions of the Brazilian constitution and statutory law gave the Federal Government a monopoly in these areas subject only to the right of companies then engaged in oil refining and the distribution of oil and oil products to continue those activities in Brazil. Therefore, except for limited competition from those companies in their grandfathered activities, PETROBRAS had a monopoly over its businesses for approximately 42 years. As a result of a change in the Brazilian constitution in November of 1995, and the subsequent and ongoing implementation of that change, PETROBRAS has ceased to be the Federal Government’s exclusive agent in Brazil’s hydrocarbons sector and up to 2001 had been operating in an environment of gradual deregulation and increasing competition.

In accordance with Law No. 9,478 ("Petroleum Law") and Law No. 9,990, dated August 6, 1997 and July 21, 2000, respectively, the fuel market in Brazil was totally liberalized beginning January 1, 2002 permitting other companies to produce and sell on the domestic market, and also to import and export oil products.

The Company also has oil and gas operations in international locations, with the most significant international operations being in other Latin American countries.

2. Summary of significant accounting policies

In preparing these consolidated financial statements, the Company has followed accounting policies that are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Estimates adopted by management include: oil and gas reserves, pension and health care liabilities, environmental obligations, depreciation, depletion and amortization, abandonment costs, contingencies and income taxes. While the Company uses its best estimates and judgments, actual results could differ from those estimates as future confirming events occur.

(a) Basis of financial statements preparation

The accompanying consolidated financial statements of PETRÓLEO BRASILEIRO S.A. - PETROBRAS (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC). U.S. GAAP differs in certain respects from Brazilian accounting practice as applied by PETROBRAS in its statutory financial statements prepared in accordance with Brazilian Corporate Law and regulations promulgated by the Brazilian Securities and Exchange Commission (CVM).

The U.S. dollar amounts for the years presented have been translated from the Brazilian Real amounts in accordance with Statement of Financial Accounting Standards SFAS No. 52 - Foreign Currency Translation ("SFAS 52") as applicable to entities operating in non-hyperinflationary economies. Transactions occurring in foreign currencies are first remeasured to the Brazilian Real and then translated to the U.S. dollar, with remeasurement gains and losses being recognized in the statements of income. While PETROBRAS has selected the U.S. Dollar as its reporting currency, the functional currency of PETROBRAS and all Brazilian subsidiaries is the Brazilian Real. The functional currency of PIFCo and certain of the special purpose companies is the U.S. dollar, and the functional currency of Petrobras Energia Participaciones S.A. - PEPSA is the Argentine Peso.

2. Summary of significant accounting policies (Continued)

(a) Basis of financial statements preparation (Continued)

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R$ 2.3407 and R$ 2.6544 to US$ 1.00 at December 31, 2005 and 2004, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation gain/(loss) in the amount of US$ 3,107 in 2005 (2004 - US$ 1,911 and 2003 - US$ 2,856) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment ("CTA") within Accumulated Other Comprehensive Income in the consolidated statements of changes in shareholders’ equity.

(b) Basis of consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries in which (a) the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has management control, or (b) the Company has determined itself to be the primary beneficiary of a variable interest entity in accordance with FIN 46-R (Note 3(b)). Intercompany accounts and transactions are eliminated.

2. Summary of significant accounting policies (Continued)

(b) Basis of consolidation (Continued)

The following majority-owned subsidiaries and variable interest entities are consolidated:

Subsidiary companies	Activity

Petrobras Química S.A. – PETROQUISA	Petrochemical
Petrobras Distribuidora S.A. – BR	Distribution
BRASPETRO Oil Services Company - BRASOIL	International operations
BRASPETRO Oil Company – BOC	International operations
PIB BV - Petrobras International - BRASPETRO (1)	International operations
Petrobras Comercializadora de Energia Ltda. – PCEL (2)	Energy
Petrobras Negócios Eletrônicos S.A.	Corporate
Petrobras Gás S.A. - GASPETRO	Gas transportation
Petrobras International Finance Company - PIFCo	Financing
Petrobras Transporte S.A. - TRANSPETRO	Transportation
Downstream Participações S.A.	Refining and distribution
Petrobras Netherlands BV	Exploration and Production
UTE Nova Piratininga Ltda.	Energy
FAFEN Energia S.A.	Energy
5283 Participações S.A.	Corporate
Baixada Santista Energia Ltda.	Energy
SFE - Sociedade Fluminense de Energia Ltda. - Eletrobolt (6)	Energy
TERMORIO S.A. (3)	Energy
MPX Termoceará Ltda. (6)	Energy
TERMOR Participações S.A. (7)	Energy
Ibiritermo S.A. (3)	Energy
TERMOBAHIA Ltda. (3)	Energy
Albacora Japan Petroleum Limited Company (4)	Exploration and Production
Barracuda e Caratinga Holding Company B.V. (4)	Exploration and Production
Cayman Cabiunas Investments Co. Ltda. (4)	Exploration and Production
Cia. De Desenvolvimento e Modernização de Plantas Industriais - CDMPI (4)	Exploration and Production
Charter Development – CDC (9)	Exploration and Production
Companhia Locadora de Equipamentos Petrolíferos S.A. – CLEP (4) (5)	Exploration and Production
Codajás Coari Participações Ltda.	Transportation
Companhia de Recuperação Secundária S.A. (4)	Exploration and Production
EVM Leasing Co. (4)	Exploration and Production
Gasene Participações Ltda.	Transportation
Consórcio Macaé Merchant (6)	Energy
Manaus Geração Termelétrica Participações Ltda.	Energy
Companhia Petrolífera Marlim (4)	Exploration and Production
NovaMarlim Petróleo S.A. (4)	Exploration and Production
Nova Transportadora do Nordeste S.A.(4)	Transportation
Nova Transportadora do Sudeste S.A.(4)	Transportation
PDET Off-shore S.A. (4)	Exploration and Production
Fundo de Investimento Imobiliário – FII (8)	Corporate
Blade Securities Limited.	Corporate

2. Summary of significant accounting policies (Continued)

(b) Basis of consolidation (Continued)

(1)	Parent Company of Petrobras Energia S.A. – PEPSA and Petrolera Entre Lomas S.A. – PELSA.
(2)	Former Petrobras Energia Ltda.
(3)	Consolidated according to FIN 46, commencing December 31, 2003. Formerly were accounted for as capital leases pursuant to SFAS 13. See also Note 3(b).
(4)	Consolidated according to FIN 46, commencing December 31, 2003. Formerly were special purpose entities formed in connection with project financings transactions. See also Note 3(b) and Note 15.
(5)	Former Langstrand Holdings S.A.
(6)	Consolidated according to FIN 46, commencing December 31, 2003. Formerly were not consolidated in PETROBRAS financial statements, see also Note 3(b).
(7)	Disposed of in December of 2004 with immaterial impact to the consolidated financial statements.
(8)	Consolidated according to FIN 46, commencing at fund inception in 2004. See also Note 15 for discussion of this exclusive fund.
(9)	Consolidated according to FIN 46. Company is a new SPE formed in 2005 to support project finance.

(c) Cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at date of acquisition.

2. Summary of significant accounting policies (Continued)

(d) Marketable securities

Marketable securities are accounted for under SFAS No. 115 - Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115") and have been classified by the Company as available for sale or trading based upon intended strategies with respect to such securities. The marketable securities classified as trading are short term in nature as the investments are expected to be liquidated, sold, or used for current cash requirements. The marketable securities classified as available for sale are long term in nature as the investments are not expected to be sold or otherwise liquidated in the next twelve months.

Trading securities are marked to market through current period earnings, available for sale securities are marked to market through other comprehensive income, and held to maturity securities are recorded at historical cost.

The Company has certain available for sale investments in companies with publicly traded shares. The Company also has available for sale and trading securities arising from its consolidation of investments in an exclusive fund.

(e) Accounts receivable

Accounts receivable is stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(f) Inventories

Inventories are stated as follows:

  Raw materials are comprised principally of crude oil inventories, which are stated at the lower of average cost or market value.
  Oil products and fuel alcohol are stated, respectively, at average refining and purchase cost, adjusted when applicable to their realizable value.
  Materials and supplies are stated at average purchase cost, not exceeding replacement value and imports in transit are stated at identified cost.

2. Summary of significant accounting policies (Continued)

(g) Investments in non-consolidated companies

The Company uses the equity method of accounting for all long-term investments for which it owns between 20% and 50% of the investee’s outstanding voting stock or has the ability to exercise significant influence over operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee’s dividends.

(h) Government and marketable securities

The Company holds National Treasury Bonds "Series B" (NTN-B) issued by the Federal Government which are accounted for as available-for-sale securities in accordance with SFAS 115.

(i) Property, plant and equipment

  Costs incurred in oil and gas producing activities

The costs incurred in connection with the exploration, development and production of oil and gas are recorded in accordance with the “successful efforts” method. This method requires that costs the Company incurs in connection with the drilling of developmental wells and facilities in proved reserve production areas and successful exploratory wells be capitalized. In addition, costs the Company incurs in connection with geological and geophysical activities are charged to the results of operations in the period incurred, and the costs relating to exploratory dry wells on unproven reserve properties are charged to the results of operations when determined as dry or uneconomical.

2. Summary of significant accounting policies (Continued)

(i) Property, plant and equipment (Continued)

The capitalized costs are depreciated based on the unit-of-production method using proved developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers in accordance with international industry standards and are reviewed annually, or more frequently when there are indications of significant changes in the Company’s reserves.

  Property acquisition costs

Costs of acquiring developed or undeveloped leaseholds including lease bonus, brokerage, and other fees are capitalized. The costs of undeveloped properties that become productive are transferred to a producing property account.

  Exploratory costs

Exploratory wells that find oil and gas in an area requiring a major capital expenditure before production can begin are evaluated annually to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. Exploratory costs related to areas where commercial quantities have been found are capitalized, and exploratory costs where additional work is underway or planned continue to be capitalized pending final evaluation. Exploratory well costs not meeting either of these tests are charged to expense. All other exploratory costs (including geological and geophysical costs) are expensed as incurred. Exploratory dry holes are expensed.

  Development costs

Costs of development wells including dry holes, platforms, well equipment and attendant production facilities are capitalized.

  Production costs

Costs incurred with producing wells are expensed as incurred.

2. Summary of significant accounting policies (Continued)

i) Property, plant and equipment (Continued)

  Abandonment costs

Effective January 1, 2003, the Company adopted SFAS No. 143 - Accounting for Asset Retirement Obligations ("SFAS 143") for abandonment costs (see Note 3(a) for information related to the new accounting policy for abandonment costs commencing from January 1, 2003).

In 2004 and in 2005, the Company made its annual reviews and revision of its estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon. In 2005, the changes to estimated asset retirement obligation were principally related to the commercial declaration of new fields, certain changes in cost estimates, and revisions to abandonment information provided for non-operated joint ventures. In 2004, the changes to estimated asset retirement obligation were principally related to changing expectations about Brent prices, changes in production curve, oil prices estimated by the Company and the probability of those prices to occur, which led the correlated fields to have longer economic lives. This review resulted in a US$ 21 increase in the related provision (US$ 196 in 2004) with a loss recognized in net income, and recorded in the line titled “Exploration, including exploratory dry holes”.

  Depreciation, depletion and amortization

Depreciation, depletion and amortization of leasehold costs of producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved reserves produced. Leased production platforms are depreciated on a straight-line basis over the estimated useful lives of the platforms. Depreciation, depletion and amortization of all other capitalized costs (both tangible and intangible) of proved oil and gas producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves produced.

2. Summary of significant accounting policies (Continued)

(i) Property, plant and equipment (Continued)

  Depreciation, depletion and amortization (Continued)

Other plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Building and improvements	25-40 years
Equipment and other assets	3-30 years
Platforms	10-25 years
Pipelines	30 years

  Impairment

In accordance with SFAS No. 144 - Impairment of Long-Lived Assets (“SFAS 144”), management reviews long-lived assets, primarily property, plant and equipment to be used in the business and capitalized costs relating to oil and gas producing activities, whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the bases of undiscounted future cash flows. The reviews are carried out at the lowest level of assets to which the Company is able to attribute identifiable future cash flows. The net book value of the underlying assets is adjusted to their fair value using a discounted future cash flows model, if the sum of the expected undiscounted future cash flows is less than the book value.

  Maintenance and repairs

The actual costs of major maintenance, including turnarounds at refineries and vessels, as well as other expenditures for maintenance and repairs, are expensed as incurred.

  Capitalized interest

Interest is capitalized in accordance with SFAS No. 34 - Capitalization of Interest Cost (“SFAS 34”). Interest is capitalized on specific projects when a construction process involves considerable time and involves major capital expenditures. Capitalized interest is allocated to property, plant and equipment and amortized over the estimated useful lives of the related assets. Interest is capitalized at the Company’s weighted average cost of borrowings.

2. Summary of significant accounting policies (Continued)

(j) Revenues, costs and expenses

Revenues from sales of crude oil and oil products, petrochemical products and others are recognized on an accrual basis when the title is transferred to the customer. Revenues from sales of natural gas are accounted for when the natural gas is transferred to the customer. Subsequent adjustments to revenues based on production sharing agreements or volumetric delivery differences are not significant. Costs and expenses are accounted for on an accrual basis.

(k) Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109 - Accounting for Income Taxes ("SFAS 109"), which requires an asset and liability approach to recording current and deferred taxes. The effects of differences between the tax bases of assets and liabilities and the amounts recognized in the financial statements have been treated as temporary differences for the purpose of recording deferred income taxes.

The Company records the tax benefit of all net operating losses as a deferred tax asset and recognizes a valuation allowance for any part of this benefit which management believes will not be recovered against future taxable income using a "more likely than not" criterion.

(l) Employees’ postretirement benefits

The Company sponsors a contributory defined-benefit pension plan covering substantially all of its employees, which is accounted for by the Company in accordance with SFAS No. 87 - Employers’ Accounting for Pensions ("SFAS 87"). Disclosures related to the plan are according to FASB Statement No. 132-R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS No. 132-R”).

In addition, the Company provides certain health care benefits for retired employees and their dependents. The cost of such benefits is recognized in accordance with SFAS No. 106 - Postretirement Benefits Other Than Pensions ("SFAS 106").

2. Summary of significant accounting policies (Continued)

(l) Employees’ postretirement benefits (Continued)

The Company also contributes to the Brazilian pension and government sponsored pensions of international subsidiaries, social security and redundancy plans at rates based on payroll, and such contributions are expensed as incurred. Further indemnities may be payable upon involuntary severance of employees but, based on current operating plans, management does not believe that any amounts payable under this plan will be significant.

PEPSA sponsors a defined contribution plan, the funding of which is recognized in accordance with the accrual method of accounting. PEPSA’s defined contribution plan is presently suspended. PEPSA also sponsors a defined benefit plan in which the employees’ benefit is based on the last computable salary in the years of service of the employee. For purposes of determining the estimated cost of benefit pension plans granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables.

(m) Environmental and remediation costs

Environmental and remediation costs relating to current operations are expensed or capitalized, as appropriate, depending on whether such costs are expected to provide future economic benefits. Liabilities are recognized when the costs are considered probable and can be reasonably estimated.

(n) Accounting for the effect of Federal Government regulation

As provided in the Petroleum Law, the fuel market in Brazil was totally liberalized as of January 1, 2002 permitting other companies to produce and sell on the domestic market and, also, import and export oil products. Additionally, as from January 1, 2002, PETROBRAS is no longer required to charge the prices established by the Federal Government on the sale of oil products, and the realization price is no longer established by a formula adjusted to the international market.

2. Summary of significant accounting policies (Continued)

(n) Accounting for the effect of Federal Government regulation (Continued)

Considering the liberation of the market and current legislation, as from January 1, 2002, the Petroleum and Alcohol Account will no longer be used to reimburse expenses related to the supply of oil products and fuel alcohol to PETROBRAS and third parties. The movements in the account for periods after 2002 relate only to (i) payments and adjustments mandated by the Agência Nacional do Petróleo - ANP ("ANP") with no impact on the income statement and (ii) adjustments resulting from the audit of the account by the ANP.

The impact of Federal Government regulation on the Company’s balance sheet and operating structure has been recorded in the Petroleum and Alcohol Account as of, and for the years ended, December 31, 2005 and 2004 (see Note 12).

The Contribuição de Intervenção no Domínio Econômico (Contribution of Intervention in the Economic Domain Charge - CIDE) on the importation and sale of fuels was established by Law No. 10,336 dated December 19, 2001.

The CIDE is a per-transaction payment to the Brazilian Government required to be made by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products.

(o) Compensated absences

The liability for future compensation of employees for vacations is accrued as earned.

2. Summary of significant accounting policies (Continued)

(p) Earnings per share

Earnings per share are computed using the two-class method, which is an earnings allocation formula that determines earnings per share for both preferred shares, which are participating securities and common shares. The preferred shares participate in dividends and undistributed earnings with the common shares at a predetermined formula. Such formula allocates the net income, as if all of the net income for each year had been distributed, first to the preferred shares in an amount equal to the preferred shares’ priority minimum annual dividend of the higher of 3% of their shareholders equity or 5% of their paid-in capital as stated in the statutory accounting records, then to common shares in an amount equal to the preferred shares’ priority dividend on a per share basis and any remaining net income is allocated equally to the common and preferred shares. As a result of a 2005 stock split, each American Depositary Share (ADS) for common shares represents four shares of the Company’s common shares or four shares of the Company’s preferred shares.

(q) Research and development costs

Research and development costs are charged to expense when incurred.

(r) Accounting for derivatives and hedging activities

The Company applies SFAS No. 133 – Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended by SFAS No. 138 – Accounting for Certain Derivative Instruments and Certain Hedging Activities (“SFAS 138”). SFAS 133 requires that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability measured at fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized in earnings/losses unless specific hedge accounting criteria is met. For derivatives accounted for as hedges, fair value adjustments are recorded to earnings/losses or accumulated other comprehensive income, a component of shareholders’ equity, depending upon the type of hedge and the degree of hedge effectiveness.

2. Summary of significant accounting policies (Continued)

(r) Accounting for derivatives and hedging activities (Continued)

The Company uses derivative financial instruments to mitigate the risk of unfavorable price movements on crude oil purchases. These instruments are marked-to-market on a current basis and associated gains and losses are recognized currently in the financial income/expense line items.

The Company may also use derivative financial instruments to mitigate the risk of unfavorable exchange-rate movements affecting its foreign currency-denominated indebtedness. Gains and losses from changes in the fair value of these contracts are recognized as financial income or financial expense.

PEPSA also uses derivative instruments such as swaps, options, futures, and other instruments, principally to mitigate the impact of changes in crude oil prices, exchange rates and interest rates. PEPSA’s crude oil derivative instruments and interest rate swap instruments are designed to mitigate specific exposures and thus qualify as cash flow hedges under SFAS 133.

As cash flow hedges, the gains and losses associated with the derivative instruments are deferred and recorded in accumulated other comprehensive income until the underlying hedge transaction impacts earnings, with the exception of any ineffective portions. Derivative instruments not qualifying for hedge accounting are marked-to-market through earning on a current basis. At December 31, 2005, PEPSA had no commodity or interest rate derivatives to be accounted for under FAS 133.

(s) Recently issued accounting pronouncements

FASB has recently issued, (i) SFAS No. 151, “Inventory Costs, an amendment of ARB Nº 43, Chapter 4”, “Inventory Pricing”, ("SFAS 151") in November of 2004. ii) FASB Statement No. 123R, “Share-Based Payment” ("SFAS 123R")in December of 2004 (iii) FASB Interpretation No 47, “Accounting for Conditional Asset Retirement Obligations, in March of 2005, (iv) FSP 19-1, Accounting for Suspended Well Costs in April 2005, (v) SFAS No. 154, “Accounting Charges and Error corrections” in May 2005, (vi) EITF No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” in September 2005 (vii) SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” in February 2006.

2. Summary of significant accounting policies (Continued)

(s) Recently issued accounting pronouncements (Continued)

FASB has recently issued (i) SFAS No. 151, “Inventory Costs, an amendment of ARB Nº 43, Chapter 4”, “Inventory Pricing”, ("SFAS 151") in November of 2004. SFAS 151 will be effective for the Company on January 1, 2006. The standard amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. In addition, the standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company does not expect the adoption of this standard to have a material impact on the Company’s financial statements.

In December 2004, the Financial Accounting Standards Board (FASB) issued a revised Statement of Financial Accounting Standards SFAS No. 123R that requires compensation costs relating to share-based payments be recognized in the Company’s financial statements. Petrobras Energia S.A.-PEPSA, member of PETROBRAS’ System currently accounts for those payments under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. When adopted, SFAS No. 123R is expected to have a minimal impact on the Company’s results of operations, financial position and liquidity.

FIN 47 clarifies the term “conditional asset retirement obligation” as used SFAS 143 in order to avoid diversity in accounting practice with respect to the effect of uncertainties about the timing and (or) method of settlement that are conditional on a future event, when recognizing the fair value of a liability for an asset retirement obligation. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of FIN 47 did not have a material effect on the Company’s financial position or results from operations at December 31, 2005.

2. Summary of significant accounting policies (Continued)

(s) Recently issued accounting pronouncements (Continued)

The FASB has also adopted on April 4, 2005, the FASB Staff Position (FSP SFAS 19-1) that amends SFAS 19 to permit the continued capitalization of exploratory well costs beyond one year if (a) the well found a sufficient quantity of reserves that justify its completion as a producing well and (b) the entity is making sufficient progress assessing the reserves and the viability of the project. The guidance in FSP SFAS 19-1 was applied prospectively from the third quarter of 2005. The Company did not have a material effect on its financial position or results from operations from adoption of FSP SFAS 19-1 (see Note 27).

SFAS No. 154, “Accounting Charges and Error corrections” requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

FSP FAS 115-1 and FAS 124-1, “The Meaning of Other Than Temporary Impairment and its Application to Certain Investments” was issued in November 2005. FSP FAS 115-1 replaces the impairment evaluation guidance of EITF issue No. 03-1 with reference to the existing other than temporary impairment guidance, but EITF 03-1 disclosure requirements are maintained. The guidance is to be applied to reporting periods beginning after December 15, 2005. The Company does not expect adoption to have a material impact.

2. Summary of significant accounting policies (Continued)

(s) Recently issued accounting pronouncements (Continued)

At its September 2005 meeting, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” This issue addresses the question of when it is appropriate to measure purchases and sales of inventory at fair value and record them in cost of sales and revenues and when they should be recorded as exchanges measured at the book value of the item sold. The EITF concluded that purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another should be combined and recorded as exchanges measured at the book value of the item sold. PETROBRAS reviewed its buy and sell contracts and has estimated that, if those contracts were required to be reported net, sales of products and services, net operating revenues and cost of sales would be reduced by U$ 60 for 2005 with no impact on net income.

SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” allows certain financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect that the adoption of SFAS 155 will have a material effect on the Company’s financial position or results from operations.

(t) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation standards. These reclassifications had no impact on the Company’s net income.

3. Accounting changes

(a) SFAS No. 143 - Accounting for asset retirement obligations

As of January 1, 2003, PETROBRAS adopted SFAS No. 143 - Accounting for Asset Retirement Obligations ("SFAS 143"). The primary impact of SFAS 143 is to change the method of accruing for upstream site restoration costs.

Under SFAS 143, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the related useful lives of such assets. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

The cumulative adjustment for the change in accounting principle reported in the first quarter of 2003 was an after-tax income of US$ 697 (net of US$ 359 deferred income tax effects). The effect of this accounting change on the balance sheet, was a US$ 1,056 reduction to the abandonment provision, and a US$ 359 increase in deferred income tax liabilities, see Note 4. Additionally, the change in accounting principle resulted in a US$ 16 increase to property, plant and equipment at original asset acquisition date, with accumulated depreciation through January 1, 2003 of US$ 9 on proved developed properties. Further, on January 1, 2003, PETROBRAS established an abandonment liability with respect to proved undeveloped reserves in the amount of US$ 44.

3. Accounting changes (Continued)

(a) SFAS No. 143 - Accounting for asset retirement obligations (Continued)

This adjustment is due to the difference in the method of accruing site restoration costs under SFAS 143 compared with the method required by SFAS 19. Under SFAS 19, site restoration costs are accrued on a unit-of-production basis of accounting as the oil and gas are produced. The SFAS 19 method matches the accruals with the revenues generated from production and results in most of the costs being accrued in early field life, when production is at the highest level. Because SFAS 143 requires accretion of the liability as a result of the passage of time using an effective interest method of allocation, a significant portion of costs will be accrued towards the end of field life when production is at the lowest level. The cumulative income adjustment described above results from reversing the higher liability accumulated under SFAS 19 in order to adjust it to the lower present value amount resulting from transition to SFAS 143.

This amount being reversed in transition, which was previously charged to operating earnings under SFAS 19, will again be charged to earnings under SFAS 143 in future years.

Measurement of assets retirement obligations is based on currently enacted laws and regulations, existing technology and site-specific costs. There are no assets legally restricted to be used in the settlement of asset retirement obligations.

3. Accounting changes (Continued)

(a) SFAS No. 143 - Accounting for asset retirement obligations (Continued)

A summary of the annual changes in the abandonment provision is presented as follows:

	Assets	Liabilities

Balance as of December 31, 2002	-	1,166

Reversion of provision	-	(1,056)
Assets related to proved developed property	16	-
Accumulated depreciation	(9)	-
Assets related to proved undeveloped property	44	44

Balance as of January 1, 2003	51	154

PEPSA acquisition	11	28
Depreciation and impairment	(29)	-
Accretion expenses	-	43
Liabilities incurred	114	114
Liabilities settled	-	(14)
Cumulative translation adjustment	15	71

Balance as of December 31, 2003	162	396

Depreciation and impairment	(13)	-
Accretion expenses	-	33
Liabilities incurred	158	158
Liabilities settled	-	(14)
Revision of provision (Note 2 (i))	(43)	(196)
Cumulative translation adjustment	18	26

Balance as of December 31, 2004	282	403

Depreciation and impairment	(40)	-
Accretion expenses	-	46
Liabilities incurred	356	356
Liabilities settled	-	(4)
Revision of provision	(32)	(21)
Cumulative translation adjustment	47	62

Balance as of December 31, 2005	613	842

3. Accounting changes (Continued)

(b) Interpretation No. 46 (FIN 46) - consolidation of variable interest entities

The Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities in January of 2003. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities disclosed by enterprises that do not control them through a majority voting interest. Under FIN 46, entities are required to be consolidated by an enterprise that has a controlling financial interest in such entities when equity investors of that enterprise do not have significant capital risk, the obligation to absorb the majority of expected losses, or the right to receive the majority of expected returns from such entities. Entities identified with these characteristics are called variable interest entities and the interest that enterprises have in these entities are called variable interests. These interests may derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards to the enterprise with the controlling financing interest in such entities, irrespective of such enterprises’ voting interest in such entities.

The interpretation requires that if a business enterprise has a controlling financial interest in a variable entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation was applied immediately to variable interest entities created after January 31, 2003. For variable interests in special purpose entities created before February 1, 2003, FIN 46 was adopted at December 31, 2003. For variable interest in operating entities, FIN 46 was required to be adopted in the first quarter of 2004.

The Company adopted FIN 46 in its December 31, 2003 annual financial statements. Such adoption resulted in the consolidation of a number of special purpose entities related to project financings arrangements in which the Company has an interest, and which were deemed to be variable interest entities for which the Company was the primary beneficiary. These entities are detailed above in Note 2 (b). Prior to adoption of FIN 46, a significant portion of the Company’s share of commitments and debt obligations, as well as fixed asset contributions, were already included in the consolidated financial statements as the project financings transactions qualified as capital leases.

3. Accounting changes (Continued)

(b) Interpretation No. 46 (FIN 46) - consolidation of variable interest entities (Continued)

Thus, adoption of FIN 46 related to the special purpose companies formed in connection with project financings arrangements did not have a significant impact on the Company’s financial condition. While PETROBRAS does not have specific assets set aside and established as collateral for these special purpose entities, the Company does have certain contractual obligations relating to the debt of the special purpose entities.

Three thermoelectric plants were also consolidated at December 31, 2003 as a result of the adoption of FIN 46. However, as these thermoelectric plants had previously been accounted for as capital leases, their consolidation did not have a material impact on the Company’s financial condition.

Furthermore, PETROBRAS has determined that it is the primary beneficiary of three additional plants for which it has certain contractual obligations to bear energy market risk.

During 2005 PETROBRAS acquired 100% interest of two of those thermoelectric plants: Eletrobolt and Termoceará Ltda. and on February 02, 2006 PETROBRAS signed a Memorandum of Understanding containing conditions for the acquisition of 100% interest of Macaé Merchant. See Note 17. As of December 31, 2005 those thermoelectric financial statements are consolidated on a line by line basis with debt obligations related to thermoelectrics being presented together with long-term debt. At December 31, 2004, the thermoelectric obligation represents the debt of the consolidated thermoelectric with the third-party lender.

PETROBRAS has also indentified an exclusive investment fund which requires consolidation. See Note 6.

The Company has determined that it has no variable interests in operating entities and thus has not consolidated additional entities as variable interests in 2005 and 2004.

3. Accounting changes (Continued)

(c) Change in actuarial methodology

On December 31, 2004 the Company adopted a new actuarial methodology regarding the calculation of Accumulated Benefit Obligation (ABO), by excluding the effects of long term inflation. In the past, the Company had applied a terminal methodology in the calculation of its ABO, an approach permitted under EITF 88-1, but at December 31, 2004 elected a change in methodology to a going concern calculation of the ABO, a more preferable application of principle per EITF 88-1.

The change in accounting principle application did not effect net income, and while the ABO increased from 2003 to 2004, the change in methodology resulted in a reduction of the ABO in the approximate amount of US$ 1,142 over that which would have been calculated under the former methodology and effected both the liability balance and amount not recognized in the shareholders equity. There was no income statement impact of this change in accounting principle.

4. Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutorily enacted tax rates have been 25% and 9%, respectively for the years ended December 31, 2005, 2004 and 2003.

4. Income taxes (Continued)

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in these consolidated financial statements.

	Year ended December 31,

	2005	2004	2003

Income before income taxes, minority interest, extraordinary item
and accounting change	14,592	8,935	8,773

Tax expense at statutory rates	(4,961)	(3,038)	(2,983)
Adjustments to derive effective tax rate:
Non-deductible postretirement health-benefits	(244)	(157)	(107)
Change in valuation allowance	76	159	150
Tax benefit on interest on shareholders’ equity	791	650	364
Others	(103)	155	(87)

Income tax expense per consolidated statement of income	(4,441)	(2,231)	(2,663)

TBG, a subsidiary of GASPETRO, has historical accumulated tax losses which has resulted in income tax and social contribution carryforwards amounting to US$ 377 as of December 31, 2005 (US$ 450 in 2004), which could be offset against future taxable income to a limit of 30% of annual income, based on Law No. 9,249/95, which in the opinion of the TBG management, will occur within the useful life of the Bolivia-Brazil Gas Pipeline project.

However, considering the long estimated term for utilization, these tax credits, totaling US$ 128 (US$ 153 - 2004), were provided for in a valuation allowance in the consolidated financial statements for December 31, 2005 and 2004. The accounting recognition of these credits is reviewed annually.

4. Income taxes (Continued)

PEPSA also has tax credits amounting to US$ 443 as of December 31, 2005 (US$ 488 in 2004), which could be offset against future taxable income and, for which a valuation allowance is recognized in the consolidated financial statements for December 31, 2005 and 2004. As of December 31, 2005, PEPSA has booked a US$ 352 allowance for tax loss carryforwards (US$ 431 in 2004) because, as of such dates, it is not possible to guarantee that future taxable income will be sufficient to absorb net temporary differences and accumulated tax loss carryforwards. These tax losses carryforward have been generated mainly due to operating losses occurred during the Argentinean crisis on 2001 and 2002 and the valuation allowance recognized is related to uncertainties regarding the recovery of the Argentinean economy and its impact on the financial instruments transacted by PESA.

Annually PEPSA’s Management evaluates the recovery of tax loss carryforwards taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the loss carryforwards, the future reversions of the existing temporary differences and the recent-year tax history. All the evidence available both positive and negative is duly weighted and considered in the analysis.

At December 31, 2005 and 2004, the PEPSA’s Management partially reversed the tax loss carryforward allowance booked in prior years recognizing a gain of US$ 63 and US$ 90, respectively. PEPSA’s Management will continue analyzing the feasibility of recovering the tax loss carryforwards for which the allowance was recongnized.

4. Income taxes (Continued)

The deferred tax amounts recorded are principally generated through transactions occurring in Brazil and there are no significant deferred tax amounts from international locations. There is no netting of taxes between international jurisdictions.

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	As of December 31,

	2005	2004

Current assets
Inventories	(12)	8
Lease obligations	58	68
Provision for profit sharing	131	91
Provision for losses with energy	13	35
Provision for INSS	19	32
PETROS	86	40
Other temporary differences	187	59

	482	333

Current liabilities
Other temporary differences	(9)	(8)

	(9)	(8)

Net current deferred tax assets	473	325

Non-current assets
Employees’ postretirement benefits, net of unrecognized pension obligation	1,291	1,079
Interest on shareholder’s equity	159	140
Deferred assets	124	113
Tax loss carryforwards	592	713
Investments	102	31
Lease obligations	61	217
Inventory revaluation	37	42
Derivatives	60	39
Allowance for doubtful accounts	47	61
Provision for contingencies	28	52
Project financings	64	85
Provision for notification from INSS	10	14
Other temporary differences, not significant individually	100	200
Valuation allowance	(524)	(596)

	2,151	2,190

Non-current liabilities
Capitalized exploration and development costs	2,995	2,217
Property, plant and equipment	584	958
Hedge	199	178
Investments	81	72
Tax effect on unrealized loss on investments available-for-sale	168	224
Other temporary differences, not significant individually	283	99

	4,310	3,748

Net long-term deferred tax liabilities	(2,159)	(1,558)

4. Income taxes (Continued)

Although realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income are reduced. Tax loss carryforwards do not expire and are available for offset against future taxable income, limited to 30% of taxable income in any individual year for Brazilian companies. PEPSA tax loss carryfoward principally expire in years beyond 2008, and may be offset against future taxable income without limitation. The following presents the changes in the valuation allowance for the years ended December 31, 2005, 2004 and 2003:

	Year ended December 31,

	2005	2004	2003

Balance at January 1,	(596)	(749)	(261)
Reductions (additions)	76	159	150
Acquisition of PEPSA	-	-	(590)
Cumulative translation adjustments	(4)	(6)	(48)

Balance at December 31,	(524)	(596)	(749)

5. Cash and cash equivalents

	As of December 31,

	2005	2004

Cash	1,539	605
Investments - Brazilian reais	6,280	3,242
Investments - U.S. dollars	2,052	3,009

	9,871	6,856

Cash and cash equivalents include US$ 830 at December 31, 2005 (US$ 858 in 2004), as a result of incorporation of certain special purpose entities pursuant to the FIN 46 consolidation. See Note 15 relating to project financings.

6. Marketable securities

	As of December 31,

	2005	2004

Marketable security classification:
Available for sale	163	318
Trading	361	332
Held-to-maturity	61	51

	585	701

Less: Current portion of marketable securities	(456)	(388)

Long-term portion of marketable securities	129	313

Marketable securities are comprised primarily of amounts the Company has invested in the exclusive fund, absent the Company’s own securities, which are considered repurchased. The exclusive fund is consolidated, and the equity and debt securities within the portfolio are classified as trading or available for sale under SFAS 115 based on management’s intent. Trading securities are principally Brazil bonds, which are bought and sold frequently with the objective of making margins on market price changes. Available for sale securities are principally, LCN (Credit Liquid Note) agreements and certain other bonds which the Company does not have current expectations to trade actively. The trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements; available for sale securities are presented as “other assets”, as they are not expected to be sold or liquidated in the next twelve months.

7. Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of December 31,

	2005	2004

Trade
Third parties	7,514	5,047
Related parties (Note 26)	340	553

	7,854	5,600
Less: Allowance for uncollectible accounts	(1,063)	(904)

	6,791	4,696
Less: Long-term accounts receivable, net	(607)	(411)

Current accounts receivable, net	6,184	4,285

	As of December 31,

	2005	2004	2003

Allowance for uncollectible accounts
Balance at January 1,	(904)	(780)	(701)
Additions	(118)	(164)	(36)
Write-offs	10	66	-
Cumulative translation adjustments	(51)	(26)	(43)

Balance at December 31,	(1,063)	(904)	(780)

Allowance on short-term receivables	(196)	(150)	(106)

Allowance on long-term receivables	(867)	(754)	(674)

7. Accounts receivable, net (Continued)

At December 31, 2005 and 2004, long-term receivables include US$ 599 and US$ 590 respectively relating to payments made by the Company to suppliers and subcontractors on behalf of certain contractors. These contractors had been hired by the subsidiary BRASOIL for the construction/conversion of vessels into FPSO (“Floating Production, Storage and Offloading”) and FSO (“Floating, Storage and Offloading”) and failed to make the payments to their suppliers and subcontractors. The Company made the payments to avoid further delays in the construction/conversion of the vessels and consequent losses to BRASOIL.

Based on opinions from the legal advisers of BRASOIL, these payments can be reimbursed, since they represent a right of BRASOIL with respect to the contractors, for which reason judicial action was filed with international courts to seek financial reimbursement. However, as a result of the uncertainties with regards to the probability of receiving all the amounts disbursed, the Company recorded a provision for uncollectible accounts for all credits that are not backed by collateral. The balances of this provision amounted US$ 527 and US$ 518 as of December 31, 2005 and 2004, respectively.

8. Inventories

	As of December 31,

	2005	2004

Products
Oil products	2,020	1,728
Fuel alcohol	66	72

	2,086	1,800
Raw materials, mainly crude oil	2,266	2,286
Materials and supplies	811	697
Others	142	121

	5,305	4,904

At December 31, 2005 and 2004, there were no inventories requiring an obsolescence provision.

9. Recoverable taxes

Recoverable taxes consisted of the following:

	As of December 31,

	2005	2004

Local:
Domestic value-added tax (ICMS)	1,830	1,272
Income tax and social contribution	275	325
PASEP/COFINS (1)	157	148
Foreign value-added tax (IVA)	123	126
Other recoverable taxes	341	140

	2,726	2,011

Less: Long-term recoverable taxes	(639)	(536)

Current recoverable taxes	2,087	1,475

(1)	PASEP and COFINS are social security contributions payable in respect of sales of products and services and financial revenues.

These contributions and the domestic value-added tax (ICMS) are not cumulative and amounts paid related to these taxes in the acquisition of products and/or services can be offset when these products and services are sold, which means a tax credit is generated when the purchase is made and such credit is then offset upon sale to final customer.

The income tax and social contribution recoverable will be offset against future taxable income.

PETROBRAS plans to fully recover these taxes, and as such, no allowance has been provided.

10. Property, plant and equipment, net

(a) Composition of balance

Property, plant and equipment, at cost, are summarized as follows:

	As of December 31,

	2005			2004

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Buildings and improvements	1,696	(755)	941	1,258	(614)	644
Oil and gas assets	34,530	(15,646)	18,884	29,396	(13,102)	16,294
Equipment and other assets	15,329	(8,845)	6,484	12,286	(6,183)	6,103
Capital lease – platforms and vessels	2,651	(1,233)	1,418	2,605	(1,087)	1,518
Rights and concessions	1,492	(210)	1,282	1,033	(134)	899
Land	226	-	226	201	-	201
Materials	820	-	820	548	-	548
Expansion projects -
Construction and installations in progress:
Exploration and production	9,553	-	9,553	6,136	-	6,136
Supply	4,546	-	4,546	3,107	-	3,107
Gas and energy	1,356	-	1,356	1,407	-	1,407
Distribution	185	-	185	118	-	118
Corporate	225	-	225	45	-	45

	72,609	(26,689)	45,920	58,140	(21,120)	37,020

10. Property, plant and equipment, net (Continued)

(a) Composition of balance

During 2005, the Company capitalized US$ 612 of interest cost (2004 - US$ 267; 2003 - US$ 184). See Note 14.

The property, plant and equipment account at December 31, 2005 and 2004, respectively, includes US$ 243 and US$ 347 of assets under construction that are intended to be sold or transferred into structured financing deals. These assets include natural gas pipelines and other oil and gas projects at 2005 and 2004. Additionally, the property, plant and equipment account at December 31, 2005 and 2004, respectively, includes US$ 571 and US$ 844 of assets under agreements with investors.

(b) New Hydrocarbons Law of Bolivia

The New Hydrocarbons Law No. 3058, effective May 19, 2005 in Bolivia, revoked the former Hydrocarbons Law No. 1689, dated April 30, 1996.

The new law establishes, among other matters, higher tax burden for companies of the sector, through royalties of 18% and a direct tax on hydrocarbons (IDH) of 32%, to be applied directly on 100% of the production, on top of taxes in force by operation of Law No. 843. On June 30, 2005, the first payment of the new tax (IDH) was made. Up to December 31, 2005, the Company recognized US$ 64 referring to this tax.

In addition, the new legislation determines substitution of shared risk contracts for new contracts observing the models established in the Law, and introduces changes in the oil products distribution activity. On May 20, 2005, contracts were entered into for association among YPFB (Bolivian state-owned company) and fuel distribution companies to extend the term of Distributors’ operations up until YPFB accumulates sufficient funds to develop this segment all over the national territory.

10. Property, plant and equipment, net (Continued)

(b) New Hydrocarbons Law of Bolivia (Continued)

Up to December 31, 2005, the Bolivian government had not yet presented the new contract models mentioned in the Law (operation, shared production and association). The impact for the Company, from substitution of the current shared risk contracts will be analyzed after the models proposed and the regulations therein are known.

(c) Review of operating agreements in Venezuela

In April 2005, the Ministry of Energy and Petroleum of Venezuela (MEP) requested the company Petróleos de Venezuela S.A. (PDVSA) to review the thirty-two operating agreements entered into by PDVSA branches with oil companies from 1992 to 1997, among which the contracts entered into with Petrobras Energia Venezuela S.A., PESA subsidiary, which regulate exploitation of the areas of Oritupano Leona, La Concepción, Acema and Mata.

Under the new rules, all the necessary measures to adapt the current mixed capital operating agreements shall be adopted, for the Venezuelan Government, through PDVSA, to have participation in excess of 50%. In relation to these agreements, MEP sent instructions to PDVSA for the amount of payments to parties to the agreements not to be in 2005 in excess of 66.67 % of the amount in US dollars of oil delivered under the ruling operating agreements. See (d) below.

In June 2005, PDVSA communicated to PETROBRAS Energia Venezuela S.A. that the remuneration provided for by the operating agreements would be made in bolivares, corresponding to the Venezuelan component of materials and services. This changes the terms of these agreements, under which payments by PDVSA previously were agreed to be made in US dollars. Until PDVSA conducts an audit to determine the portion corresponding to Venezuelan component, it was defined that PDVSA will pay 50% of the amounts stipulated in the contracts in US dollars and 50% in bolivares. The application of the new rules and the requirement to pay the financial commitments of PETROBRAS Energia Venezuela abroad required foreign capital remittances. As from collection corresponding to 2005 third quarter production, the percentage of payment in bolivares was reduced to 25%.

10. Property, plant and equipment, net (Continued)

(c) Review of operating agreements in Venezuela (Continued)

The Integrated Tax Administration Service of Venezuela (SENIAT) carried out a series of tax inspections at the companies participating in the 32 oil operating agreements and as a result of these procedures adjustments were made, which resulted in loss of US$ 18 to PETROBRAS; additionally, the income tax rate was increased from 34% to 50%.

On September 29, 2005, PETROBRAS Energia Venezuela S.A. entered into temporary agreements with PDVSA, under which it commits to negotiate the terms and conditions of the conversion of the operating agreements in the areas of Oritupano Leona, La Concepción, Acema and Mata and further acknowledges application of the limit of 66.67% calculated on the amount paid to the parties to agreements in 2005. Acknowledgement of said limit corresponded to a reduction in revenue from sales by approximately US$ 43 in 2005.

(d) Impairment

For the years ended December 31, 2005, 2004 and 2003, the Company recorded impairment charges of US$ 156, US$ 65 and US$ 70, respectively. During 2005, the impairment charge was primarily related to investments in Venezuela (US$ 134), due to the tax and legal changes implemented by the Ministry of Energy and Petroleum of Venezuela (MEP), mentioned above. During 2004, the impairment charge was related to producing properties in Brazil, principle amounts were related to the Company’s Cioba’s off-shore field (US$ 30). The impairment expenses recorded in 2004 were primarily due to capital expenditures made in 2004 to producing fields with only marginal reserves.

10. Property, plant and equipment, net (Continued)

(d) Impairment (Continued)

During 2003, US$ 65 of the impairment charge was related to producing properties in Brazil, principle amounts were related to the Company’s Fazenda Belem on-shore field (US$ 15) in Rio Grande do Norte, and the Lamarão onshore field (US$ 4) in Bahia. These charges were recorded based upon the Company’s annual assessment of the fields using pricing and other assumptions consistent with those used in the Company’s overall strategic plan.

(e) Return of exploration areas to the ANP

During 2005, PETROBRAS returned to the National Agency of Petroleum, Natural Gas and Biofuels - ANP the rights associated with:

- Exploratory concession ES-T-400.

- Areas for Well Discovery Assessments:

1-BRSA-18-ESS / completing total return for Block BC-600.

1-BRSA-213-RJS / completing total return for Block BC-100.

(f) Return of fields operated by PETROBRAS in the production phase to ANP

During 2005, PETROBRAS returned to the National Agency of Petroleum, Natural Gas and Biofuels - ANP the rights associated with the fields Ilha da Caçumba and Norte de Pescada.

(g) 7th bidding for exploratory blocks of ANP

In October 2005, PETROBRAS acquired 96 (ninety-six) new exploratory blocks out of the 251 (two hundred and fifty one) blocks included in the 7th bidding process conducted by the National Agency of Petroleum, Natural Gas and Biofuels - ANP.

10. Property, plant and equipment, net (Continued)

(g) 7th bidding for exploratory blocks of ANP (Continued)

PETROBRAS acquired 42 (forty-two) blocks with exclusive rights and another 54 (fifty-four) blocks in consortium with other companies; PETROBRAS serves as operator of 28 (twenty-eight) of these blocks.

The costs incurred by PETROBRAS in subscription bonus totaled US$ 215. The new concession agreements were signed on January 12, 2006.

11. Investments in non-consolidated companies and other investments

PETROBRAS conducts portions of its business through investments in companies accounted for using the equity and cost methods. These non-consolidated companies are primarily engaged in the petrochemicals and products transportation businesses.

		Investments

	Total ownership	2005	2004

Equity method	20% - 50% (1)	974	834

Investments available-for-sale	8% - 17%	647	792
Investments at cost		189	236

Total		1,810	1,862

(1)	As described further in this Note, certain thermoelectrics with ownership of 10% to 50% are also accounted for as equity investments due to particularities of significant influence.

At December 31, 2005 and 2004, the Company had investments in companies with publicly traded shares: BRASKEM S.A., Petroquímica União S.A. - PQU and Companhia Petroquímica do Sul S.A. - COPESUL. The Company’s investments in these companies with publicly traded shares amounts to less than 20% of the investee’s total voting shares, are classified as available for sale and have been recorded at market value. The Company has recorded unrealized gains (losses) for the difference between the fair value and the cost of the investment on these investments of US$ 494 and US$ 657 as of December 31, 2005 and 2004, respectively. These holding gains are reflected as a component of shareholder’s equity, net of tax, with changes in the unrealized balance recorded as a component of comprehensive income.

11. Investments in non-consolidated companies and other investments (Continued)

The Company also has investments in companies for the purpose of developing, constructing, operating, maintaining and exploring thermoelectric plants included in the federal government’s Priority Thermoelectric Energy Program, with equity interests of between 10% and 50%. The balance of these investments as of December 31, 2005 and 2004 includes US$ 179 and US$ 119 respectively, and are included as equity method investments due to the Company’s ability to exercise significant influence over such operations.

The Company’s investments in equity of non-consolidated companies generated equity earnings (losses) in results of non-consolidated companies of US$ 139 for the year ended December 31, 2005 (2004 - US$ 172; 2003 - US$ 141).

(a) Acquisition of interest of GASMIG

On August 25, 2004, PETROBRAS, through its subsidiary PETROBRAS GÁS S.A. – GASPETRO, agreed to the acquisition of 40% interest of the capital of Companhia de Gás de Minas Gerais – GASMIG, according to the Association Agreement with Companhia Energética de Minas Gerais – CEMIG, dated August 11, 2004, in order to promote natural gas consumption in the Minas Gerais State. The acquisition was approved by the Minas Gerais State Legislature through Law No. 15.404, dated December 3, 2004. The operation was concluded on December 15, 2004 by GASPETRO and its subsidiary TSS Participações S.A., for US$ 58. The acquisition of GASMIG was recorded using the equity method of accounting.

(b) Acquisition of interest of CEG RIO

PETROBRAS, through its subsidiary Petrobras Gás S.A. - GASPETRO, concluded on July 11, 2005 the acquisition of 12.41% of the shares (common and preferred) of Distribuidora de Gás Natural Canalizado CEG-RIO, for US$ 17. With this acquisition, the shareholdings of GASPETRO in said company are increased to 37.41% . The Company has accounted for its investment using the equity method, retrospectively from the date of the initial investment. Due to the immateriality of the involved amounts the Company is not restructuring the 2004 Financial Statements for effects of the additional share interest purchase. The acquisition of CEG RIO was recorded using the equity method of accounting.

11. Investments in non-consolidated companies and other investments (Continued)

(c) Exchange of assets – PETROBRAS and REPSOL - YPF

On December 28, 2000, PETROBRAS and Repsol YPF entered into a Contract for the Exchange of Assets, under which PETROBRAS, in exchange of shares of EG3 in Argentina, assigned to Repsol YPF a 30% shareholding in Refinaria Alberto Pasqualini – REFAP, the right to sell fuels in approximately 230 gas stations of BR Distribuidora and a 10% interest in Albacora Leste field.

The contract established in its 4th clause that the parties receiving the shares of EG3 and REFAP should, in the course of eight years after January 1, 2001, review every year the reference values of EG3 Group and REFAP S.A. (denominated “escalators”) to adjust them observing the conditions of said clause and to allow determining at the end of the period the definitive value of the shares of EG3 and REFAP, as well as definitive assets position and payment thereof to the creditor, under common agreement between the parties. Under the Escalators Liquidation Agreement entered into on December 29, 2005, and effective as from January 1, 2006, the companies performed early and definitive liquidation of the escalators.

The final value, including monetary restatement, due by Repsol YPF to PETROBRAS, related to EG3 share, for the full period of 8 (eight) years, including the projections for 2006, 2007 and 2008 amounted to US$ 335. Of this amount US$ 95 was applied to reduce property, plant and equipments and US$ 158 recorded as extraordinary gain, net of US$ 82 of income tax.

The final value, including monetary restatement, due by PETROBRAS to Repsol YPF, related to 30% shareholding in REFAP, for the full period of 8 (eight) years, including the projections for 2006, 2007 and 2008 amounted to US$ 255. This amount was recorded as component of other expenses, net.

Those amounts are definitive, and not subject to review or verification by any of the parties, thus liquidating application and quantification of escalators, as provided for in the Escalators Liquidation Agreement.

12. Petroleum and alcohol account - receivable from Federal Government

(a) Changes in the Petroleum and Alcohol account

The following summarizes the changes in the Petroleum and Alcohol account for the years ended December 31, 2005 and 2004:

	Year ended December 31,

	2005	2004

Opening balance	282	239
Reimbursements to PETROBRAS	-	1
Financial income (Note 26)	9	4
Result of audit conducted by the Federal Government	-	16
Partial settlement	-	(3)
Translation gain	38	25

Ending balance	329	282

The Petroleum and Alcohol account arose in periods previous to December 31, 2002 as a result of regulation in the fuels market. The federal government has certified the balance and placed a portion of the amount (US$ 53) in a restricted use account.

(b) Settlement of the petroleum and alcohol accounts with the Federal Government

As defined in Law No. 10,742 dated October 06, 2003, the settlement of the Petroleum and Alcohol account with the Federal Government should have been completed by June 30, 2004. PETROBRAS has been working with the Ministry of Mines and Energy – MME and Secretary of the National Treasury – STN in order to resolve remaining issues necessary to conclude the settlement process.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by PETROBRAS to the Federal Government, including taxes; or (3)by a combination of the above options.

13. Financings

(a) Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31,

	2005	2004

Import - oil and equipment	340	456
Working capital	610	91

	950	547

The weighted average annual interest rates on outstanding short-term borrowings were 4.09% and 4.43% at December 31, 2005 and 2004, respectively.

(b) Long-term debt

  Composition

	As of December 31,

	2005	2004

Foreign currency
Notes	5,871	6,440
Financial institutions	3,215	3,217
Sale of future receivables	1,241	1,707
Suppliers’ credits	1,349	726
Senior exchangeable notes	330	330
Assets related to export program to be offset against
sales of future receivables (1)	(300)	(300)
Repurchased securities (2)	(356)	(291)

	11,350	11,829

Local currency
Debentures	935	814
National Economic and Social Development
Bank - BNDES (state-owned company, see Note 26)	298	343
Debentures- BNDES (state-owned company, see Note 26)	291	274
Others	57	84

	1,581	1,515

Total	12,931	13,344
Current portion of long-term debt	(1,428)	(1,199)

	11,503	12,145

13. Financings (Continued)

(b) Long-term debt (Continued)

(1) In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates that amounted to US$ 300 as of December 31, 2005 and 2004, to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross, in these financial statements.

(2) At December 31, 2005 and 2004, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the PETROBRAS group companies and some of the SPEs that the Company consolidates according to FIN 46, in the total amount of US$ 2,078 (US$ 2,013 in 2004). These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, of US$ 356 (US$ 291 in 2004), and project financings, of US$ 1,722 (US$ 1,722 in 2004), respectively. See also Note 15. Gains and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lower than par are recorded as premium or discounts and are amortized over the life of the notes. During 2005 PETROBRAS recognized net losses on extinguishment of debt of US$ 17 (US$ 137 in 2004). As of December 31, 2005, the Company had an outstanding balance of net premiums on reissuance of US$ 56 (US$ 78 in 2004).

  Composition of foreign currency denominated debt by currency

	As of December 31,

	2005	2004

Currencies
United States dollars	10,679	10,949
Japanese Yen	409	553
Euro	262	326
Others	-	1

	11,350	11,829

  Maturities of the principal of long-term debt

The long-term portion at December 31, 2005 becomes due in the following years:

2007	2,039
2008	1,517
2009	805
2010	1,448
2011	1,066
2012 and thereafter	4,628

11,503

13. Financings (Continued)

(b) Long-term debt (Continued)

As of December 31, 2005 and 2004, US$ 1,588 and US$ 1,904, respectively, was related to PEPSA’s debt. Of this amount US$ 406 (US$ 368 in 2004) was recorded as current portion of long term debt and US$ 1,182 (US$ 1,536 in 2004) as long term debt).

  Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	As of December 31,

	2005	2004

Foreign currency
6% or less	3,686	4,769
Over 6% to 8%	2,603	2,178
Over 8% to 10%	4,491	4,552
Over 10% to 15%	570	330

	11,350	11,829

Local currency
6% or less	85	393
Over 6% to 8%	266	-
Over 8% to 10%	264	248
Over 10% to 15%	966	874

	1,581	1,515

	12,931	13,344

On September 15, 2004, the subsidiary PETROBRAS INTERNATIONAL FINANCE COMPANY (“PIFCo”) concluded placement in the international capital market of “Global Notes” amounting to US$ 600 for 98.638% of their face value, with coupon of 7.75% per year, and maturity in 2014. The Company used the proceeds from this issuance principally to repay trade-related debt.

13. Financings (Continued)

(b) Long-term debt (Continued)

  Structured finance of exports

Respective to the Senior and Junior Notes issued pursuant to the structured finance program, PETROBRAS and Petrobras Finance Ltd. - PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and special purpose entity not related to PETROBRAS, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and other products acquired from PETROBRAS.

As stipulated in the contracts, PFL assigned the rights to future receivables in the amount of US$ 1,800 (1st and 2nd tranches) to PF Export, which, in turn, issued and delivered to PFL the following securities, also in the amount of US$ 1,800:

  US$ 1,500 in Senior Trust Certificates, which were negotiated by PFL on the international market at face value. The amount was transferred to PETROBRAS as prepayment for exports to be made to PFL, according to the prepayment agreement.
  US$ 300 in Junior Trust Certificates, which are held in the portfolio of PFL. If PF Export incurs any losses on the receipt of the value of the exports transferred by PFL, these losses will be compensated by the Junior Trust Certificates.

The assignment of rights to future export receivables represents a liability of PFL, which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above. The Junior Trust Certificates form a 20% guarantee to the Senior Trust Certificates.

13. Financings (Continued)

(b) Long-term debt (Continued)

PETROBRAS prepaid an amount of US$ 330, which allowed PETROBRAS FINANCE LTD. – PFL to settle an equal amount on September 1, 2005 related to the Senior Trust Certificates series A2 and C with floating rates, issued by PF Export, maturing on 2010 and 2013, respectively.

On March 1, 2006 PETROBRAS will prepay US$ 334 to PETROBRAS FINANCE LTD. – PFL respective to the export prepayments and accordingly, US$ 295 were reclassified from long-term to current liabilities.

Subsequent, PETROBRAS FINANCE LTD. – PFL will pay on March 1, 2006 an equal amount related to the Senior Trust Certificates series A1 and B with fixed rates, issued by PF Export, maturing in 2010 and 2011, respectively.

  GASENE Project, Urucu-Coari-Manaus gas pipeline project and Urucu-Coari liquefied petroleum gas line project

On December 5, 2005, PETROBRAS obtained a bridge loan from the National Bank for Economic and Social Development (BNDES), in the amount of US$ 342, for the special purpose company Transportadora GASENE S.A., responsible for the project aimed at interconnecting the Southeastern and Northeastern gas pipeline networks–GASENE, and US$ 342 for the special purpose company Transportadora Urucu Manaus S.A. proceeding with the financial structuring of the projects Urucu-Coari-Manaus gas pipeline and the Urucu-Coari liquefied petroleum gas (LPG) line.

13. Financings (Continued)

(b) Long-term debt (Continued)

  Financing for P-51 and P-52 platforms

On November 25, 2004, the Board of Directors of PETROBRAS approved the execution of a contract in the amount of up to US$ 379 between the National Bank for Economic and Social Development (BNDES) and the wholly-owned subsidiary PETROBRAS NETHERLANDS B.V. – PNBV for the financing of Brazilian assets and services to be used in the construction of the P-52 production platform.

The amount is provided by BNDES within the BNDES-Exim post-shipment program, under the buyer credit standards, which includes financing no other than Brazilian national goods and services within the investment. The financing will be amortized over a 10-year period after conclusion of the platform construction work, expected for May 2007. The interest rate is 36-month LIBOR plus 2% during the grace period and the 60-month LIBOR plus 2% thereafter.

On December17, 2004, PETROBRAS NETHERLANDS B.V. - PNBV, a wholly-owned subsidiary of PETROBRAS, entered into a credit facility of US$ 280 for financing of the construction of plataforms P-51 and P-52. This loan is guaranted by export credit agencies of Norway, United Kingdon and Italy. The Agreement states either a floating rate (Libor plus 0.6%) or a fixed interest rate (4.86%) .

On November 17, 2004, PETROBRAS NETHERLANDS B.V. - PNBV, a wholly-owned subsidiary of PETROBRAS, entered into a aditional Commercial Loan Facility Agreement with BNP Paribas to grant to PETROBRAS NETHERLANDS B.V. - PNBV a credit facility of US$ 100 for financing of the construction of plataforms P-51 and P-52. The agreement states a floating interest rate of Libor plus 1.4% .

The platform is being built in accordance with an engineering, procurement and construction agreement entered into with the Fels Setal/Technip consortium, an agreement for the construction and assembly of gas compression modules, entered into with Nuovo Pignone, and an agreement for the construction and assembly of turbo-generators, entered into with Rolls Royce, totaling approximately US$ 810.

13. Financings (Continued)

(b) Long-term debt (Continued)

  Financing for P-51 and P-52 platforms (Continued)

P-51 will be one of PETROBRAS’ platforms having the largest processing capacity in the Marlim Sul field, located in the Campos Basin, expected to commence operations in 2008.

(c) Guarantees and covenants

Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES - National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed (vessels).

At December 31, 2005 and 2004, GASPETRO had secured certain debentures issued to finance the purchase of the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of GASPETRO responsible for the operation of the pipeline.

The Company’s debt agreements contain affirmative covenants regarding, among other things, provision of information; financial reporting; conduct of business; maintenance of corporate existence; maintenance of government approvals; compliance with applicable laws; maintenance of books and records; maintenance of insurance; payment of taxes and claims; and notice of certain events. The Company’s debt agreements also contain negative covenants, including, without limitation, limitations on the incurrence of indebtedness; limitations on the incurrence of liens; limitations on transactions with affiliates; limitations on the disposition of assets; limitation on consolidations, mergers, sales and/or conveyances; negative pledge restrictions; change in ownership limitations; ranking; use of proceeds limitations; and required receivables coverages. PETROBRAS’ management affirms that the Company is in compliance with the covenants within debt agreements.

13. Financings (Continued)

(c) Guarantees and covenants (Continued)

The Federal Government guarantees TBG’s Multilateral Credit Agency debt, which had an outstanding balance of US$ 402 and US$ 437 at December 31, 2005 and 2004, respectively. During 2000, the Federal Government, the Company, TBG, PETROQUISA and Banco do Brasil S.A. entered into an agreement whereby the revenues of TBG will serve as a counter-guarantee to this debt until the debt has been extinguished.

PETROBRAS entered into standby purchase agreements in support of the obligations of its wholly-owned subsidiary, PIFCo, under the note issuances in 2001, 2002 and 2003 and their respective indentures. PETROBRAS has the obligation to purchase from the noteholders any unpaid amounts of principal, interest or other amounts due under the notes and the indenture applies, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

(d) Lines of credit

At December 31, 2005 and 2004, the Company had fully utilized all available lines of credit for the purchase of imports. Outstanding lines of credit at December 31, 2005 and 2004 were US$ 1,688 and US$ 1,167, respectively. Lines of credit are included in short-term debt and long-term debt.

14. Financial income (expenses)

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the years ended at December 31, 2005, 2004 and 2003 are shown as follows:

	Year ended December 31,

	2005	2004	2003

Financial expenses
Loans and financings	(1,135)	(1,055)	(808)
Capitalized interest	612	267	184
Leasing	(98)	(94)	(117)
Project financings	(334)	(316)	(291)
Losses on derivative instruments	(103)	(233)	(80)
Repurchased securities losses	(17)	(137)	-
Other	(114)	(165)	(135)

	(1,189)	(1,733)	(1,247)
Financial income
Investments	337	199	243
Advances to suppliers	33	32	36
Government securities	90	42	24
Gain on fair value hedge	93	553	-
Other	157	130	331

	710	956	634
Monetary and exchange variation
Monetary and exchange variation on monetary assets	150	250	(269)
Monetary and exchange variation on monetary liabilities	98	200	778

	248	450	509

	(231)	(327)	(104)

15. Project financings

Since 1997, the Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The special purpose entities associated with the project fincance projects are consolidated based on FIN 46, and the project financing obligation represents the debt of the consolidated SPEs with the third-party lender.

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The following summarizes the liabilities related to the projects that were in progress at December 31, 2005 and 2004:

	As of December 31,

	2005	2004

Barracuda/Caratinga	2,435	2,534
Companhia Locadora de Equipamentos Petrolíferos – CLEP (1)	1,700	1,700
Cabiúnas	799	1,045
Nova Transportadora do Sudeste – NTS (2)	461	260
Espadarte/Voador/Marimbá (EVM)	399	516
Nova Transportadora do Nordeste – NTN (2)	385	141
NovaMarlim	286	386
PDET Offshore S.A.	188	111
Cia Petrolífera Marlim	139	593
Albacora	55	81
Pargo, Carapeba, Garoupa and Cherne (PCGC)	35	67
Charter Development – CDC (3)	346	-
Codajás (4)	215	-
Transportadora Gasene	236	-
Fundo de Investimemento Imobiliário – FII (5)	85	-
Repurchased securities (6)	(1,722)	(1,722)

	6,042	5,712

Current portion of project financings	(2,413)	(1,313)

	3,629	4,399

(1)	Former Langstrand Holdings S.A.
(2)	Nova Transportadora do Sudeste – NTS and Nova Transportadora do Nordeste – NTN take part in the consortium responsible for Malhas Project.
(3)	Charter Development – CDC is responsible for Marlim Leste (P-53 project).
(4)	Codajás consolidates Transportadora Urucu - Manaus S.A. which is responsible for the Amazonia Project.
(5)	Investment Fund for Fixed Assets – FII is responsible for Certified Receipts of Acceptance of Fixed Assets – CRI Macaé Project.
(6)
At December 31, 2005 and 2004, the Company had amounts invested abroad in an exclusive investment fund. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings. See also Note 6.

PETROBRAS has received certain advances in the amount of US$ 370 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance; see Note 10. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

15. Project financings (Continued)

At December 31, 2005, the long-term portion of project financings becomes due in the following years:

2007	1,081
2008	743
2009	674
2010	500
2011	86
2012 and thereafter	545

3,629

As of December 31, 2005, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

PDET Offshore S.A.	722
Charter Development - CDC	451
Codajás	128
Nova Transportadora do Nordeste - NTN	123
Transportadora Gasene	108
Nova Transportadora do Sudeste - NTS	96

1,628

15. Project financings (Continued)

Project	Purpose	Main guarantees	Investment amount

Barracuda/ Caratinga
To allow development of production in the fields of Barracuda and Caratinga in the Campos Basin the SPC Barracuda and Caratinga Leasing Company B.V. (BCLC), is in charge of building all of the assets (wells, submarine equipment and production units) required by the project.
		Pledge of certain oil volumes and payment by BRASOIL if BCLC does not meet its obligations towards the lenders.	US$ 3,100

CLEP
PETROBRAS will sell assets related to oil production located in the Campos Basin, which will be supplied by Companhia Locadora de Equipamentos Petrolíferos – CLEP through a lease agreement for the period of 10 years, and at the end of which period PETROBRAS will have the right to buy shares of the SPC or project assets.
		Lease prepayments in case revenue is not sufficient to cover payables to the lenders.	US$ 1,250

Cabiúnas
Project with the objective of increasing gas production transportation from the Campos Basin. Cayman Cabiunas Investment Co. Ltd. (CCIC), supplies assets to PETROBRAS under an international lease agreement.
		Pledge of 10,4 billion m3 of gas.	US$ 850

Malhas
Consortium between TRANSPETRO, Transportadora Nordeste Sudeste (TNS), Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN supply assets related to natural gas transportation. TNS (a 100% GASPETRO company)supplies assets that have already been previously set up. Transpetro is the gas pipes operator.
		Prepayments based on transportation capacity to cover any consortium cash insufficiencies	US$ 1,000
Project -
(NTN / NTS)

EVM
Project with the objective of allowing set up of submarine oil production equipment in the fields Espadarte, Voador, Marimbá and other seven smaller fields in the Campos Basin. EVM Leasing Co. (EVMLC), supplies assets to PETROBRAS under an international lease agreement.
		Pledge of certain oil volumes.	US$ 1,070

NovaMarlim
Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which supplies submarine oil production equipment and refunds PETROBRAS for operating costs resulting from the operation and maintenance of field assets.
		30% of the field production limited to 720 days.	US$ 933

PDET
PDET Offshore S.A. is the future owner of the Project assets whose objective is that of improving the infrastructure to transfer oil produced in the Campos Basin to the oil refineries in the Southeast Region and export. The assets will be later leased to PETROBRAS for 12 years.
		All of the project’s assets will be pledged as collateral.	US$ 910

15. Project financings (Continued)

Project	Purpose	Main guarantees	Investment amount

Marlim	Consortium between Companhia Petrolífera Marlim (CPM), which furnishes to PETROBRAS submarine equipment for oil production of the Marlim field.	70% of the field production limited to 720 days	US$ 1,500

Albacora	Consortium between PETROBRAS and Albacora Japão Petróleo Ltda. (AJPL), which furnishes to PETROBRAS oil production assets of the Albacora field in the Campos Basin.	Pledge of assets	US$ 170

Albacora/	Consortium between PETROBRAS and Fundação PETROS de Seguridade Social, which furnishes to PETROBRAS oil production assets of the Albacora field in the Campos Basin.	Pledge of assets	US$ 240
Petros

PCGC	Companhia de Recuperação Secundária (CRSec)supplies assets to be used by PETROBRAS in the fields Pargo, Carapeba, Garoupa, Cherne and others through a lease agreement with monthly payments.	Additional lease payment if revenue is not sufficient to cover payables to lenders.	U$$ 134

Marlim Leste
In order to develop production in the Marlim Leste field, PETROBRAS will use Floating Production Unit P-53, to be chartered from Charter Development LLC, a company incorporated in the state of Delaware, USA. The Bare Boat Charter agreement will be effective for a 15-year period counted from the date of signature.

Completion: the flow of charter payments to be made by PETROBRAS will begin at a Certain Date, including a 6-month contingency.

Cost Overrun: Any increase in P-53 construction costs will represent an increase in charter amounts payable by PETROBRAS.
US$ 1,030
(P-53) Project
– (CDC)

Amazônia
Development of two projects in the Gas and Energy area: construction of a gas pipe with length of 395 km, between Coari and Manaus, under the responsibility of Transportadora Urucu - Manaus S.A. and construction of a thermoelectric plant, in Manaus, with capacity of 715 MW through Companhia de Geração Termelétrica Manauara S.A.
		Being negotiated	US$ 1,300
(Codajás)

15. Project financings (Continued)

Project	Purpose	Main guarantees	Investment amount

GASENE
TRANSPORTADORA GASENE S.A. will own the Southeast- Northeast gas pipeline, which aims at interconnecting the Southeastern and Northeastern gas pipeline networks, thus forming the Brazilian Natural Gas Transportation Network (Rede Brasileira de Transporte de Gás Natural - RBTGN).
		To be defined.	US$ 2,000.

Certificate of
This project aims at constructing four administrative buildings in Macaé (RJ) through the issuance of a Certificate of Real Estate Receivables by Rio Bravo Securitizadora S/A, secured by leasing credit rights to PETROBRAS.
		Corporate guarantee provided by PETROBRAS	US$ 85
Real Estate
Receivables -
CRI Macaé
(FII)

PDET Offshore – project financing commitment

On March 2, 2005, the Company completed the negotiations and executed the documents for raising permanent financing for the Project. The loan comprises a total of US$ 910, provided by Japan Bank for International Cooperation, a group of Commercial Banks, led by Mizuho Corporate Bank, and a consortium between Mitsubishi Corporation and Marubeni Corporation. The project finance structure utilizes a special purpose company named PDET Offshore S.A., which is the entity to borrow the funds, to own all Project assets and to rent such assets to PETROBRAS for 12 years, counted from the date of completion of the assets or March 2007, whichever happens first.

Blade Securities Limited

The Special Purpose Company (SPC) BLADE Securities Ltd (“BLADE”), was created by the Deutsche Bank (DB), in order to support PETROBRAS in its transactions related to the acquisition of a 49% interest held by ABB-EV in TERMOBAHIA power plant. (See Note 20). The financial structuring involves two simultaneous operations: the acquisition of ABB-EV’s rights and the sale of such rights to a private institution, DB, until a strategic partner is introduced by PETROBRAS within a maximum period of one year.

15. Project financings (Continued)

Blade Securities Limited (Continued)

Under the agreements, PIFCo paid to Blade US$ 1, and in return, Blade transferred to PIFCo the right to any dividends to be received from TERMOBAHIA and the rights to the shares of TERMOBAHIA either for PIFCo or a PETROBRAS subsidiary. Additionally, PIFCo paid to Blade US$ 38, and in return, Blade transferred to PIFCo the rights to any amounts received from TERMOBAHIA related to the subordinated loan, which has an interest rate of 8% p.a. (amended from an original rate of 18.79% under agreements signed between and among the parties) and an expiry date of 2023, and the right to the loan receivable for PIFCo or a PETROBRAS subsidiary. See also Note 20 (h).

As a result of the trasaction series, Petrobras has recognized a US$4 gain on debt extinguishment related to the fact it will no longer be paying 18.79% interest to a third party lender. Due to immateriality, the Company has not applied step aquisition accounting to the purchase of the 49% TERMOBAHIA interest.

16. Capital lease obligations

The Company leased certain offshore platforms and vessels, which are accounted for as capital leases. At December 31, 2005, assets under capital leases had a net book value of US$ 1,419 (US$ 1,518 at December 31, 2004).

The following is a schedule by year of the future minimum lease payments at December 31, 2005:

2006	305
2007	283
2008	299
2009	274
2010	224
2011	109
2012 and thereafter	98
Estimated future lease payments	1,592
Less amount representing interest at 6.2% to 12.0% annual	(338)

Present value of minimum lease payments	1,254
Less current portion of capital lease obligations	(239)

Long-term portion of capital lease obligations	1,015

17. Thermoelectric plant obligations

As a result of adoption of FIN 46 at December 31, 2003, the Company consolidates six thermoelectric plants. Previously, three of these thermoelectric plants were accounted for as capital leases, and therefore, their consolidation did not have a material impact on the Company’s financial condition. For the other three thermoelectric plants, the Company was deemed the primary beneficiary because of contractual obligations concerning third-party interests, with amounts equal to the contingent payments required under the contracts recognized to the extent the related payments are deemed probable and can be estimated in accordance with the provisions of SFAS 5.

The balance of thermoelectric obligation at December 31, 2004 was US$ 1,095 and the thermoelectric obligation represented the debt of the consolidated thermoelectric with the third party lender. Pursuant to the acquisitions dicussed below, at December 31, 2005 the thermoelectric financial statements are consolidated on a line by line basis and related obligations are presented together with debt.

(a) Eletrobolt

On August 13, 2004, the Board of Directors of PETROBRAS approved the financial conditions for the acquisition of 100% interest of Eletrobolt Thermoelectric plant from Sociedade Fluminense de Energia, with a share purchase price of US$ 65. The Company’s previous variable interest in Eletrobolt was being accounted for in accordance with FIN 46 and the 2004 share acquisition was accounted for as a business combination but had no material impact on PETROBRAS’ consolidated accounting records. Due to immateriality, proforma information has not been presented.

(b) Termorio

In February, 2005, in order to facilitate the financial restructuring process of Termorio, PETROBRAS acquired the remaining 50% interest of Termorio´s voting capital from NRG for US$ 83 bringing its ownership to 100% of total and voting capital. The Company’s previous variable interest in Termorio was being accounted for in accordance with FIN 46 and the 2005 share acquisition was accounted for as a business combination but had no material impact on PETROBRAS’ consolidated accounting records. Due to immateriality, proforma information has not been presented.

17. Thermoelectric plant obligations (Continued)

(c) Termoceará

On June 24, 2005, PETROBRAS acquired Termoceará Ltda., a plant with net generation capacity of 220 MW/h. The acquisition price was equal to US$ 137, of which US$ 81 related to the purchase of tangible assets of the thermoelectric plant and US$ 56 was designated to settle payables to the lenders of the project (BNDES and Eximbank). The excess of amounts paid over fair value of assets acquired is attributable to intangible assets and goodwill.

The Company’s previous variable interest in Termoceará was being accounted for in accordance with FIN 46 and the 2005 share acquisition was accounted for as a business combination but had no material impact on PETROBRAS’ consolidated accounting records. Due to immateriality, proforma information has not been presented.

(d) Macaé merchant

In February 2005, the arbitration proceedings began related to the dispute between PETROBRAS and El Paso arising from the economic and financial imbalance deemed to exist relative to the construction and operation of the Macaé Merchant Thermoelectric Plant. PETROBRAS claims such contract to be invalid and require re-negotiation as a result of changed economics. Related to the disputes, PETROBRAS made a court ordered bank deposit in the amount of US$ 181 related to unpaid contingency the amounts, while awaiting final decision of the Arbitration proceedings.

On February 01, 2006 PETROBRAS signed a Memorandum of Understanding - MOU containing conditions for the acquisition of 100% interest of Macaé Merchant and began a due diligence process in order to conclude the acquisition.

In the event the process of due diligence, the detailing and negotiation of the acquisition process take place to the satisfaction of the parties, the final contracts will be executed with a price of US$ 358 for the debt assumption and transfer of the shares.

The final terms of the contracts will need to be submitted for the approval of the Board of Directors of PETROBRAS and El Paso.

17. Thermoelectric plant obligations (Continued)

(e) First auction of energy capacity

On December 16, 2005 the Brazilian Agency for Electric Energy Affairs (Agência Nacional de Energia Elétrica – ANEEL) organized a public sale of electricity capacity derived from new enterprises, with the objective of supplying the National System of Energy (Sistema Interligado Nacional – SIN) under the Regulated Environment of Contraction (Ambiente de Contratação Regulada – ACR).

Such regulated contraction must be formalized through bilateral contracts named Energy Contracts under the Regulated Environment (Contrato de Comercialização de Energia no Ambiente Regulado – CCEAR) and signed between the producer and all the purchasing distribution companies.

The CCEAR predicts that the producer’s revenue will be composed of both fixed and variable parcels, which must be paid monthly by the purchaser. The fixed parcel comprehends a charge to provide for the recovery of the cost of the plant and related financing. The variable parcel will be obtained by the product of the variable cost stated in the CCEAR times the difference between the energy produced and the amount related to the fixed parcel.

In this first auction of energy from new enterprises, PETROBRAS sold 1.391 MW of capacity that will be produced by its thermoelectric plants: Eletrobolt, MPX Termoceará Ltda., TERMORIO S. A., Três Lagoas and Cubatão. The future revenues are calculated for sales of available capacity from the Company’s power plants generating fixed revenue for a term of 15 years in current values of US$ 85/year beginning from 2008 with the sale of 352 MW, of an additional US$ 90/year beginning from 2009 with the sale of a further 469 MW and an additional US$ 119/year beginning from 2010 with the sale of 570 MW. Additionally PETROBRAS will receive reimbursement for variable costs of operation, as per established parameters and the actual dispatch of the power plants.

The contracts for the energy auction bid results as announced in December 2005 have not yet been signed. As of and for the year ended December 31, 2005, there is no effect to financial position or results of operations for these energy auction contracts.

18. Employees’ postretirement benefits and other benefits

(a) Employees’ postretirement benefits balances

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of December 31,

	2005		2004

		Health		Health
	Pension	care	Pension	care
	benefits	benefits	benefits	benefits

Current liabilities	206	-	166	-
Long-term liabilities	3,627	3,004	2,915	2,137

Employees’ postretirement benefits obligations	3,833	3,004	3,081	2,137

Accumulated other comprehensive income	2,941	-	2,994	-
Tax effect	(1,011)	-	(1,019)	-

Net balance recorded in shareholders’ equity	1,930	-	1,975	-

(b) Pension plan - Fundação Petrobras de Seguridade Social - PETROS

The Fundação Petrobras de Seguridade Social (PETROS) and the current benefits plan (the PETROS Plan)

The Fundação Petrobras de Seguridade Social (PETROS) was established by PETROBRAS as a private, legally separate nonprofit pension entity with administrative and financial autonomy. As such, PETROS has the following principle objectives:

(i) institute, manage and execute benefit plans for the companies or entities with which it has signed agreements;

(ii) provide administration and execution services for benefit plans focused on post-retirement payments; and

(iii) promote the well-being of its members, especially with respect to post-retirement payments.

18. Employees’ postretirement benefits and other benefits (Continued)

(b) Pension plan - Fundação Petrobras de Seguridade Social – PETROS (Continued)

The PETROS plan is a contributory defined-benefit pension plan introduced by PETROBRAS in July of 1970, to supplement the social security pension benefits of employees of PETROBRAS and its Brazilian subsidiaries and affiliated companies. In order to fund its objectives, PETROS receives monthly contributions from the sponsoring companies of the PETROS Plan amounting to 12.93% of the salaries of participants in the plan. Additionally PETROS is funded by income resulting from the investment of these contributions. The Company’s funding policy is to contribute to the plan annually the amount determined by actuarial calculations. In the calendar 2005 year, contributions paid totaled US$ 570 (US$ 435 in 2004), and was deducted from the balance of the provision for benefit obligation established at December 31, 2005. In the 2005 and 2004 financial years, these contributions were included in the cost of operations.

The Company’s liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The assets that guarantee the pension plan are presented as a reduction to the net actuarial liabilities.

The accumulated benefit obligation less the fair value of plan assets is recognized as an increase or decrease in the additional minimum liability and respectively recorded to “amounts not recognized as net periodic pension cost”, in shareholders’ equity. Actuarial gains and losses are amortized during the average remaining service period of the active employees of approximately 10 years at December 31, 2005, in accordance with the procedure established by SFAS 87.

The relation between contributions by the sponsors and participants of the PETROS Plan, considering only those attributable to the Company and subsidiaries in the 2005 and 2004 financial years, was 1.00. The Company’s best estimate of contributions expected to be paid in 2006 respective to the pension plan approximates US$ 162, with total pension benefit payments in 2006 expected to be US$ 722.

18. Employees’ postretirement benefits and other benefits (Continued)

(b) Pension plan - Fundação Petrobras de Seguridade Social – PETROS (Continued)

According to Constitutional Amendment No. 20, the computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in SFAS 87), must be equally shared between the sponsor and the participants.

Plan assets

Plan assets are invested primarily in government securities, investment funds, equity instruments and properties.

The table below describes the types of plan assets:

	As of December 31,

	2005	2004

Government securities	45%	49%
Investments funds	26%	22%
Equity instruments	18%	17%
Other	11%	12%

	100%	100%

Plan assets include the following securities of related parties:

	As of December 31,

	2005	2004

PETROBRAS common shares	178	85
PETROBRAS preferred shares	343	144
Government controlled companies	14	28
Government securities	3,899	3,270
Securities of other related parties	183	197

	4,617	3,724

18. Employees’ postretirement benefits and other benefits (Continued)

(b) Pension plan - Fundação Petrobras de Seguridade Social – PETROS (Continued)

Plan assets (Continued)

PETROS provided certain financing for the continued development of the Albacora oil and gas field located in the Campos basin, that is classified as securities of other related parties. (See Note 15).

The Company uses 6.19% as the expected long-term rate of return over inflation on PETROS’ assets. The PETROS’ portfolio of investments as of December 31, 2005 was comprised of 71% securities, 45% of which were held-to-maturity government securities that earn interest at 6% annually plus the IPCA (Consumer Price Index) variation and 26% of which were Investments Funds that earn interest approximate to the CDI (Certificado de Depósito Interbancário, or Interbank Deposit Certificate), which has been yielding more than 6% annually. Thus, the Company considers a 6.19% long term interest rate appropriate to calculate the expected return on assets, as such aligns with the composition of the PETROS’ asset portfolio.

PETROS intends to change its investment strategy for the 2006-2008 years to reflect the evolution of and opportunities expected in the Brazilian economy for 2006 and beyond. PETROS will continue to maintain plan assets in various sectors, but percentages by asset type are expected to differ depending on yield’s achievable in the market while minimizing risk exposure.

PETROS has a significant volume of investments in government securities, mainly NTN-B bonds, which by an agreement with the Supplementary Social Security Department will be held-to-maturity. Thus, the percentage of assets allocated in this investment will remain the same over the short term.

18. Employees’ postretirement benefits and other benefits (Continued)

(b) Pension plan - Fundação Petrobras de Seguridade Social – PETROS (Continued)

New benefits plan

In May of 2001, the Board of Directors of PETROBRAS approved the creation of a mixed social security plan, for current and new employees, based on defined contribution formula for programmable benefits and a defined benefit formula for risk benefits. However, the migration of participants and beneficiaries of the previous plan (PETROS) to the new plan was suspended, pursuant to a Federal Judicial ruling arising from an injunction filed by the employee union. A court order in 2004 granted the injuction ruling against the new plan and invalidating any changes to the PETROS plan premised upon intended migration to a new plan. This court decision is under appeal.

The impact of joining the new plan and the cost of the benefits stipulated in the new plan will be valued according to the standards established in SFAS 87 and will only be computed and recognized in the accounts when the litigation has been resolved.

Pursuant to closure of the PETROS Plan, PETROBRAS contracted a group life insurance policy to cover employees commencing employment with the Company subsequent to closure of the of the PETROS plan; this policy will remain in effect until a new private pension plan is implemented.

In 2003, PETROBRAS formed a task force with representatives of the National Union of Oil Workers (FUP), unions and PETROS, among others, in order to evaluate alternatives to a new model for the Company’s supplementary pension plan, including analyses of negotiated arrangements for the settlement of actuarial deficits. There have been no formal decisions by the committee as of December 31, 2005.

18. Employees’ postretirement benefits and other benefits (Continued)

(b) Pension plan - Fundação Petrobras de Seguridade Social – PETROS (Continued)

New benefits plan (Continued)

PETROBRAS made internal studies to develop proposals with FUP and petroleum union with Conttimaf and representatives of Sitramico, in order to evaluate alternatives for a new model for the Company’s supplementary pension plan. The Company held meeting with these etitles to consider questions relative to the Petros Plan and when the proposal for a new plan will be completed. One of the principal objectives of the negotiations was to define a solution to the technical deficit of the Petros Plan and also to solve the problems of structural and diagnostic issues raised in the FUP and union studies, always complying limites imposed by laws of Brazil.

PETROBRAS, in its policy of transparency hopes to arrive at an understanding with all unions as brieffy as possible, to find and implement the structural solutions and sustain relative questions of the model intended to be complete.

TRANSPETRO

TRANSPETRO maintains a defined-contribution private pension scheme with PETROS called Plano TRANSPETRO, which receives monthly contributions equivalent to 5.32% of the payroll of the members and is equal to the contributions made by the participants.

18. Employees’ postretirement benefits and other benefits (Continued)

(c) PETROBRAS ENERGIA – PEPSA (including PESA)

Defined contribution plan

In November 2005, the Board of Directors of PETROBRAS ENERGIA, a PETROBRAS subsidiary in Argentina, approved the implementation of a defined contribution plan, which all of the Company’s employees may elect to join. This implementation will be supported by several financial channels and a trust, for the investments of PETROBRAS ENERGIA, and by mutual investment funds or investments in a Pension Fund Manager (AFJP), for the employees’ option. Through this plan, PETROBRAS ENERGIA contributes to a trust the amounts equivalent to the contributions made by the employees participating in the plan to the mutual investment fund or AFJP, based on the contribution plan defined for each salary level. Participating employees may make voluntary contributions in excess of those established in the contribution plan, but these will not be considered for purposes of calculating the amounts to be contributed by PETROBRAS ENERGIA. Upon joining the plan, the employees may elect to make contributions retroactively to January 1, 2004 or to the date they joined PETROBRAS ENERGIA, whichever is closest.

In addition to the above mentioned defined contribution plan the Company maintains a policy of benefits for all employees which is granted after certain service requirements are achieved and is equal to one month of salary for each year of service to the company, in accordance with a decreasing pay scale in accordance with the years of service of the employee and is intended to do complement the employees’ pension.

PESA, a PETROBRAS subsidiary in Argentina, contributes to a defined contribution private pension plan applicable to all company employees whose salaries exceed a certain level. Based on this plan, PESA made additional contributions for amounts equivalent to those made by employees who exceeded the amounts required by law, which were inputted to results for the periods in which such contributions were made.

18. Employees’ postretirement benefits and other benefits (Continued)

(c) PETROBRAS ENERGIA – PEPSA (including PESA) (Continued)

Defined contribution plan (Continued)

Due to important changes in the Argentine macroeconomic scenario as from the end of 2001 and to the uncertainties on the economic unfolding in Argentina, PESA temporarily suspended this benefit as from January 2002. The benefit will be resumed as a provisional savings method is found for such purpose.

Defined benefit pension plan

All employees joining PEPSA prior to May 31, 1995 that have participated in the defined contribution plan without interruption and that have worked for a required number of years are entitled to be participants in the defined benefit pension plan. The benefit is based on the last salary amount paid to the employees that participate in the plan, considering years of service.

The defined benefit pension plan is of a supplemental nature, with the benefit received by the employee corresponding to an amount defined in conformity with the plan’s provisions, after deducting the benefits payable in accordance with the contribution plan and the government-sponsored pension system, such that the aggregate amount of benefits granted to each employee under the three plans is equivalent to that defined in the plan. As from retirement, the employees are entitled to a fixed monthly payment.

The plan requires contributions to a fund, payable exclusively by PEPSA and without any contribution by the employees, who must contribute to the social security system based on their total salary. The fund’s assets have been transferred to a trust and invested mainly in bonds, notes, mutual investment funds and fixed term deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. PEPSA determines the liability relating to this plan using actuarial calculation methods.

In conformity with PEPSA’s by- laws, the Company contributes to the fund based on amounts proposed by the Board of Directors to the Sharehoders’ Meeting limited to a maximum equivalent to 1.5% of net income for each year.

18. Employees’ postretirement benefits and other benefits (Continued)

(d) Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS)

PETROBRAS and its Brazilian subsidiaries maintain a health care benefit plan (AMS), which offers defined benefits and covers all employees (active and inactive) together with their dependents. The plan is managed by the Company, with the employees contributing fixed amounts to cover principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels.

The Company's commitment related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The health care plan is not funded or otherwise collateralized by assets. Instead, the Company makes benefit payments based on annual costs incurred by plan participants.

The actuarial gains and losses arising from the differences between the actuarial assumptions and the costs effectively incurred are respectively included or excluded when defining the net actuarial liability. These gains and losses are amortized over the average remaining service period of the active employees.

For measurement purposes, a 12.5% annual rate of increase in the per capita cost of covered health care benefits was assumed upon adoption of SFAS 106. The annual rate was assumed to decrease to 6.0% from 2006 to 2035.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage	One percentage
	point-increase	point-decrease

Effect on total of services and interest cost
component	109	(88)
Effect on postretirement benefit obligation	792	(644)

18. Employees’ postretirement benefits and other benefits (Continued)

(d) Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS) (Continued)

LIQUIGÁS DISTRIBUIDORA S.A.

On August 9, 2004, the Company acquired Liquigás Distribuidora S.A. (see Note 20). Liquigás maintains a health care benefit plan, which offers defined benefits and covers LPG employees. At December 31, 2005, Liquigás recorded liabilities in connection with future post-retirement health care benefit costs, in the amount of US$ 16 (US$ 12 in 2004). The liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method, according to SFAS 106 and SFAS 132 Employers’ Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88, and 106 (“SFAS 132”).

18. Employees’ postretirement benefits and other benefits (Continued)

(e) Funded status of the plans

The funded status of the plans at December 31, 2005 and 2004, based on the report of the independent actuary, and amounts recognized in the Company’s balance sheets at those dates, are as follows:

	As of December 31,

	2005		2004

		Health		Health
	Pension	Care	Pension	care
	benefits	benefits	benefits	benefits

Change in benefit obligation:
Benefit obligation at beginning of year	11,509	4,025	7,768	3,073
Service cost	146	74	134	45
Interest cost	1,381	489	866	343
Actuarial loss (gain)	363	(28)	2,205	320
Benefits paid	(570)	(141)	(435)	(103)
Others	(2)	-	-	12
Gain on translation	1,595	555	971	335

Benefit obligation at end of year (1)	14,422	4,974	11,509	4,025

Change in plan assets:
Fair value of plan assets at beginning of year	7,104	-	5,591	-
Actual return on plan assets	1,609	-	1,136	-
Company contributions	155	141	118	103
Employee contributions	112	-	105	-
Benefits paid	(570)	(141)	(435)	(103)
Others	(2)	-	-	-
Gain on translation	1,005	-	589	-

Fair value of plan assets at end of year	9,413	-	7,104	-

Reconciliation:
Funded status	(5,009)	(4,974)	(4,405)	(4,025)
Unrecognized actuarial loss	4,117	1,970	4,318	1,888
Net amount recognized	(892)	(3,004)	(87)	(2,137)

Amounts recognized in the balance sheet consist of:
Employees’ postretirement benefits	(3,833)	(3,004)	(3,081)	(2,137)
Accumulated other comprehensive income	2,941	-	2,994	-

Net amount recognized	(892)	(3,004)	(87)	(2,137)

(1)	Projected benefit obligation, measured at December 31, 2005 and 2004. The Transpetro plan has no participants to date and the PEPSA plan is defined contribution for employees above a specified salary level, and thus such plans have no effect on projected benefit obligation. Thus, the projected benefit obligation disclosed above is aggregated to all PETROBRAS’ group companies.

18. Employees’ postretirement benefits and other benefits (Continued)

(e) Funded status of the plans (Continued)

Net periodic benefit cost includes the following components:

	As of December 31,

	2005		2004

		Health		Health
	Pension	Care	Pension	Care
	benefits	benefits	benefits	benefits

Service cost-benefits earned during the year	146	74	134	45
Interest cost on projected benefit obligation	1,381	489	866	343
Expected return on plan assets	(887)	-	(672)	-
Gain on translation	56	22	101	39
Recognized actuarial loss	376	141	256	91

	1,072	726	685	518
Employee contributions	(112)	-	(105)	-

Net periodic benefit cost	960	726	580	518

The main assumptions adopted in 2005 and 2004 for the actuarial calculation are summarized as follows:

	2005		2004

	Pension benefits	Health care benefits	Pension benefits	Health care benefits

Discount rates	Inflation: 5% + 6%	Inflation: 5% + 6%	Inflation: 5% + 6%	Inflation: 5% + 6%
Rates of increase in
compensation levels	Inflation: 5% + 2.08%	Inflation: 5% +2.08%	Inflation: 5% +2.11%	Inflation: 5% + 2.11%
Expected long-term rate of
return on assets	Inflation: 5% + 6.19	Not applicable	Inflation: 5% + 6%	Not applicable
Mortality table	AT 2000	AT 2000	AT 2000	AT 2000

PETROBRAS has aggregated information for all defined benefit pension plans. The domestic benefit plans of Petrobras, BR Distribudora, Petroquisa, and Refap contain similar assumptions and the benefit obligation related to PEPSA, the international plan, is not significant to the total obligation and thus has also been aggregated. All PETROBRAS group pension plans have accumulated benefit obligation in excess of plan assets.

18. Employees’ postretirement benefits and other benefits (Continued)

(e) Funded status of the plans (Continued)

The determination of the expense and liability relating to the Company’s pension plan involves the use of judgment in the determination of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

According to the requirements of SFAS 87, and subsequent interpretations, the discount rate should be based on current prices for settling the pension obligation. Applying the precepts of SFAS 87 in historically inflationary environments such as Brazil creates certain issues as the ability for a company to settle a pension obligation at a future point in time may not exist as long-term financial instruments of suitable grade may not exist locally as they do in the United States.

Although the Brazilian market has been demonstrating signs of stabilization under the present economic model, as reflected in market interest rates, it is not yet prudent to conclude that market interest rates will be stable. Although SFAS 87 offers limited guidance, the Company considers it appropriate to use actuarial assumptions which include an estimate of long-term inflation; i.e. nominal rates.

PETROBRAS approved a change to a new mortality table of the actuarial assumptions of the pension and healthcare plans in Brazil; this new mortality table reflects updated assumptions and changes relative to the profile of employees, retirees and pensioners, based on longevity, age of invalidity and invalid mortality tables.

18. Employees’ postretirement benefits and other benefits (Continued)

(f) Change in accounting principle related to methodology application

As discussed in Note 3(c), on December 31, 2004 the Company adopted a new actuarial methodology regarding the calculation of Accumulated Benefit Obligation.

The Accumulated Benefit Obligation at December 31, 2005 and 2004, respectively, is US$ 13,246 and US$ 10,186.

(g) Cash contributions and benefit payments

In 2005, the Company contributed US$ 155 to its pension plans. In 2006, the Company expects contributions to be approximately US$ 162. Actual contribution amounts are dependent upon investment returns, changes in pension obligations and other economic factors. Additional funding may ultimately be required if investment returns are insufficient to offset increases in plan obligations.

The following benefit payments, which include estimated future service, are expected to be paid by the pension fund in the next 10 years:

	Pension benefits	Health care benefits

2006	722	168
2007	785	192
2008	854	220
2009	932	252
2010	1,024	288
Subsequent five years	6,872	2,115

19. Shareholders’ equity

(a) Capital

The Company’s subscribed and fully paid-in capital at December 31, 2005 and 2004 consisted of 2,536,673,672 common shares and 1,849,478,028 preferred shares, as retroactively restated for stock split, mentioned below. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

The Extraordinary General Meeting held on July 22, 2005 decided split of each company share into four, resulting in free distribution of 3 (three) new shares of the same type for each original share, based on the shareholding structure at August 31, 2005. At the same date, an amendment to Article 4 of the Company’s By Laws to cause capital be divided into 4,386,151,700 shares, of which 2,536,673,672 are common shares and 1,849,478,028 are preferred shares, with no nominal value, was approved; such amendment to the Company’s By Laws is effective from September 1, 2005.The relation between American Depository Receipt (ADS) and shares of each class was changed from one to four shares for one ADS. All share and per share information in the accompanying financial statements and notes has been adjusted to reflect the result of the share split.

At an Extraordinary General Meeting to be held together with the General Ordinary Meeting, on April 3, 2006, the Board of Directors of PETROBRAS will propose to the shareholders of PETROBRAS an increase in the Company’s capital to US$ 20,612 (R$ 48,248) through the capitalization of revenue reserves accrued during previous financial years, in the amount of US$ 6,414 (R$ 15,012), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6.404/76. This capitalization aimed to bring the Company’s capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

19. Shareholders’ equity (Continued)

(a) Capital (Continued)

On January 29, 2003, the Board of Directors of the Company, approved the issuance of 9,866,828 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of US$ 12.38 (R$ 45.08) per share, under the terms of the capital increase approved during the meeting of the Board of Directors of the Company held on November 7, 2002. As a result, the capital of the Company increased by US$ 122. This minority interest acquisition, accounted for as a purchase business combination under SFAS No. 141 – Business Combinations (“SFAS 141”), did not have a material impact to the financial statements.

The Extraordinary Shareholders’ Meeting, held jointly with the General Shareholders’ Meeting on March 27, 2003, approved an increase in the Company’s capital by capitalizing revenue reserves accrued during previous years, to the amount of US$ 912, without issuing new shares, in accordance with Art. 169, paragraph 1 of Law No. 6,404/76.

On May 9, 2003, the Board of Directors of the Company approved the issue of 567,010 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of R$ 45.08 per share. As a result, the capital of the Company increased by US$ 8.

The General Extraordinary Meeting, held together with the General Ordinary meeting on March 29, 2004, increased the Company’s capital to US$ 11,701, through the capitalization of revenue reserves accrued during previous financial years, in the amount of US$ 4,439, and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6,404/76. This capitalization was made in order to bring the Company’s capital in line with the investment requirements of an oil company given intensive use of capital and extended operating cycles.

19. Shareholders’ equity (Continued)

(a) Capital (Continued)

The Extraordinary General Meeting held on March 29, 2004 also approved an increase in the Company’s authorized capital (paragraph 1, article 4, of the Company’s by-laws) from R$ 30.000 million to R$ 60.000 million, through the issuance of up to 200,000,000 (two hundred million) preferred shares for payment in cash, assets and credit capitalization.

On May 13, 2005, PETROBRAS management approved the proposed share split and the related amendment to article 4 of the Company’s by-laws. These issues were discussed by the shareholders at the Extraordinary General Meeting (EGM) held on June 15, 2005.

(b) Dividends and interest on shareholders’ equity

In accordance with the Company’s by-laws, holders of preferred and common shares are entitled to a minimum dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In addition, the preferred shareholders have priority in the receipt of an annual dividend of at least 3% of the book value of the shares or 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records. As of January 1, 1996 amounts attributed to shareholders as interest (see below) can be deducted from the minimum dividend computation. Dividends are paid in Brazilian reais. The Company paid US$ 275 in dividends during the year ended December 31, 2005 (2004 - US$ 366 - 2003 - US$ 212). No withholding tax is payable on distributions of dividends made since January 1, 1996.

19. Shareholders’ equity (Continued)

(b) Dividends and interest on shareholders’ equity (Continued)

Brazilian corporations are permitted to attribute interest on shareholders’ equity, which may either be paid in cash or be used to increase capital stock. The calculation is based on shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the "TJLP") as determined by the Brazilian Central Bank. Such interest may not exceed the greatest of 50% of net income or 50% of retained earnings plus revenue reserves. Interest on shareholders’ equity, is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95. The Company paid US$ 1,835 in interest on shareholders’ equity during the year ended December 31, 2005 (2004 - US$ 1,443 - 2003 - US$ 731).

The proposal for 2005 dividends that is being submitted by the PETROBRAS Board of Directors for approval of the shareholders at the Ordinary General Meeting to be held on April 03, 2006, in the amount of US$ 2,998, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), and distributes dividends calculated on the adjusted net income to common and preferred shareholders. This Dividend include interest on capital approved by the Board of Directors on June 17, 2005, in the amount of US$ 933, which was made available to shareholders on January 5, 2006, corresponding to US$ 0.21 per common and preferred share, and to US$ 0.84 per share before the share split of September 2005, based on the shareholding position of June 30, 2005. The dividend proposed also includes interest on capital approved by the Board of Directors on December 16, 2005, which will be made available until March 31, 2006 based on the shareholding position of December 31, 2005, in the amount of US$ 939, corresponding to US$ 0.21 per common and preferred share, and an aditional parcel, approved by the Board of Directors on February 17, 2006, in the amount of US$ 468, corresponding to US$ 0.11 per common and preferred share, based on the shareholding position of December 31, 2005. These amounts are subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95.

19. Shareholders’ equity (Continued)

(b) Dividends and interest on shareholders’ equity (Continued)

The dividends and the final portion of the interest on shareholders’ equity will be paid on a date to be established by the General Shareholders’ Meeting. These amounts will be monetarily restated from December 31, 2005 to the initial date of payment, according to the variation in the SELIC rate.

Interest on shareholders’ equity was included with the proposed dividend for the year, as established in the Company’s by-laws, generated an income tax and social contribution credits of US$ 791 (US$ 650 in 2004, and US$ 364 in 2003).

The dividends related to the fiscal year ended December 31, 2004, approved at the General Shareholder’s Meeting held March 31, 2005, in the amount of US$ 1,900, (including the portion of interest on shareholders’ equity, in the amount of US$ 1,239, paid to the shareholders on February 15, 2005) were made available to shareholders on May 17, 2005.

The dividends related to the fiscal year ended December 31, 2003, approved at the General Shareholder’s Meeting held March 29, 2004, in the amount of US$ 1,955, (including the portion of interest on shareholders’ equity, in the amount of US$ 1,139, paid to the shareholders on February 13, 2004 and also includes the portion of interest on equity in the amount of US$ 436, approved by the Board of Directors on February 13, 2004, were made available to stockholders on May 17, 2005.

Brazilian law permits the payment of dividends only from retained earnings as stated in the statutory accounting records. At December 31, 2005, the Company had appropriated all such retained earnings.

In addition, at December 31, 2005, the undistributed reserve in appropriated retained earnings, amounting to US$ 17,439, may be used for dividend distribution purposes, if so approved by the shareholders, however, the Company’s stated intent is to use such reserve to fund working capital and capital expenditures.

19. Shareholders’ equity (Continued)

(c) Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Year ended December 31,

	2005	2004	2003

Income before extraordinary item and effect of	10,186	6,190	5,862
change in accounting principle
Extraordinary gain, net of taxes	158	-	-
Cumulative effect of change in accounting principle,
net of taxes	-	-	697

Net income for the period	10,344	6,190	6,559
Less priority preferred share dividends	(426)	(297)	(226)
Less common shares dividends, up to the priority preferred
Shares dividends on a per-share basis	(584)	(407)	(309)

Remaining net income to be equally allocated to
common and preferred shares	9,334	5,486	6,024

Weighted average number of shares outstanding
Common/ADS	2,536,673,672	2,536,673,672	2,536,673,672
Preferred/ADS	1,849,478,028	1,849,478,028	1,849,478,028

Basic and diluted earnings per share
Common and preferred (*) (**)	2.32	1.41	1.34

Basic and diluted earnings per ADS (*) (**)	9.28	5.64	5.36

(*)	Per share data is presented after extraordinary item and cumulative effect of change in accounting principle.
(**)	Considers effect of 4 for 1 stock split that occurred on September 1, 2005.

(d) Capital reserves

  AFRMM

Relates to the Merchant Marine (AFRMM) freight surcharges levied in accordance with relevant legislation. These funds are used to purchase, enlarge or repair vessels of the Company’s transport fleet.

19. Shareholders’ equity (Continued)

(d) Capital reserves (Continued)

  Fiscal incentive reserve

This reserve consists of investments in tax incentives in the Northeast Investment Fund (FINOR), arising from allocations of part of the Company’s income tax.

(e) Appropriated retained earnings

Brazilian Law and the Company’s by-laws require that certain appropriations be made from retained earnings to reserve accounts annually. The purpose and basis of appropriation to such reserves are as follows:

  Legal reserve

This reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income as stated in the statutory accounting records up to a limit of 20% of capital stock. The reserve may be used to increase capital or to compensate for losses, but may not be distributed as cash dividends.

  Undistributed earnings reserve

This reserve is established in accordance with Article 196 of Law No. 6,404/76 to fund the Company’s annual investment program. For the year ended December 31, 2003, the Company’s management retained US$ 4,603 of which US$ 3,773 relates to net income for that year and US$ 830 to the remaining balance of retained earnings, to fund the Company’s capital expenditure budget for 2004. This proposal was approved at the General Shareholders’ Meeting held on March 29, 2004.

The proposal for appropriation of income for the year ended December 31, 2004 includes a retention of earnings in the amount of US$ 4,396, of which US$ 4,392 relates to net income for the year and US$ 4 to the remaining balance of retained earnings, approved by the General Shareholders’ Meeting held on March 31, 2005. This proposal is intended to cover partially the annual investment program established in the capital budget for 2005.

19. Shareholders’ equity (Continued)

(e) Appropriated retained earnings (Continued)

  Undistributed earnings reserve (Continued)

The proposal of destination of net income for the year ended December 31, 2005 includes retention of profits of US$ 6,453, with a US$ 6,449 amount, arising from net income for the year, and the US$ 4 retaining earnings remaining balance. This proposal is intended cover to partially meet the annual investment program established in the 2006 capital budget, ad referendum of the General Shareholders’ Meeting of April 3, 2006.

  Statutory reserve

This reserve is provided through an amount equivalent to a minimum of 0.5% of subscribed and fully paid in capital at year-end. The reserve is used to fund the costs incurred with research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the capital stock, according to Article 55 of the Company’s by-laws.

20. Domestic and international acquisitions

(a) Acquisition of Liquigás Distribuidora S.A.

On August 9, 2004, the Company’s subsidiary, Petrobras Distribuidora S.A. – BR, acquired from ENI B.V. 100% of the capital of its Brazilian subsidiary Liquigás Distribuidora S.A. (former Sophia do Brasil S.A. and Agip do Brasil S.A.), assuming its control from that date.

The purchase price paid for Liquigás Distribuidora S.A. was based on an economic valuation model of expected future earnings of Liquigás Distribuidora S.A., which considered relevant factors, including the potential effects of the economic situation of Brazil. The acquisition of Liquigás Distribuidora S.A. totaled US$ 511. The Company paid US$ 225 in cash, and settled a debt of US$ 225 that the former Agip do Brasil had with ENI BV. An additional amount of US$ 61 related to subsequent purchase price adjustments was paid on December 10, 2004.

20. Domestic and international acquisitions (Continued)

(a) Acquisition of Liquigás Distribuidora S.A. (Continued)

The acquisition of Liquigás Distribuidora S.A. was recorded using the purchase method of accounting and the financial statements of Liquigás Distribuidora S.A. were included in the consolidated PETROBRAS financial statements, beginning in August of 2004. The purchase price allocation was based on the fair market value.

Liquigás Distribuidora S.A. is a liquefied petroleum gas (LPG), fuel and lubricant distributor, and has 21.5% share in the LPG market in Brazil, 3.8% of total fuel distribution domestic market with a network of more than 1,500 service stations and 3% share in the Brazilian lubricant distribution market.

The acquisition of Liquigás Distribuidora S.A. contributes toward achieving the objectives established in PETROBRAS' Strategic Planning for its subsidiary BR of expanding its share in the LPG distribution segment, and also of consolidating its penetration in the automotive fuel distribution market in certain regions of the country.

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of Liquigás Distribuidora S.A. had occurred at the beginning of the years presented.

	2004		2003

		Pro-forma		Pro-forma
	As reported	(unaudited)	As reported	(unaudited)

Net operating revenues	38,428	39,529	30,914	32,783
Cost of Sales	(21,279)	(22,222)	(15,533)	(17,168)
Net income for the period	6,190	6,182	6,559	6,604
Basic and diluted earnings	1.41	1.41	1.50	1.51
per common and preferred
share (*) (**)
Basic and diluted earnings	5.64	5.64	6.00	6.04
per ADS (*) (**)

(*)	Considers effect of 4 for 1 stock split that occurred on September 1, 2005.
(**)	After effect of cumulative accounting change.

20. Domestic and international acquisitions (Continued)

(b) Acquisition of Triunfo’s shares by PETROQUISA

The Company’s subsidiary, Petrobras Química S.A. – PETROQUISA decided to exercise its preemptive right in the acquisition of shares held by PRIMERA Indústria e Comércio Ltda. in the capital of Petroquímica Triunfo S.A. (Triunfo) in response to the put option.

After exercise of its preemptive right on May 14, 2004, PETROQUISA, which had previously held 45.22% of voting capital and 59.92% of capital stock of Petroquímica Triunfo increased its interest to 70.45% of voting capital and 85.04% of its capital stock. The results of Triunfo have been included to the PETROBRAS Consolidated Financial Statements since May of 2004. Due to immateriality, the Company has not prepared pro forma information respective to this business combination.

The acquisition was consummated principally to expand PETROBRAS’ petrochemical activities according to the Strategic Plan approved in May 14, 2004.

The Company paid US$ 32 (R$ 101 million) in cash and this purchase price was based on an economic valuation model of expected future earnings of Petroquímica Triunfo S.A.

Petroquímica Triunfo S.A. produces low-density polyethylene and has an installed capacity of 160,000 tons per year. Triunfo’s activities are exclusively in Brazil.

(c) Acquisition of FAFEN Energia S.A.

On December 27, 2004, PETROBRAS approved the acquisition of the remaining 80% interest in the FAFEN Energia S.A. thermoelectric power plant, thus bringing its ownership interest to 100%. PETROBRAS will pay EDP Brasil S.A. US$ 36 for the acquisition, payable as follows: 50% - 30 days after the closing of the operation, 25% one year thereafter and the remaining 25% - two years thereafter. This thermoelectric power plant has an installed capacity of 133 MW for electricity generation and 42 ton/hour for steam generation and is located in the State of Bahia.

20. Domestic and international acquisitions (Continued)

(c) Acquisition of FAFEN Energia S.A. (Continued)

The acquisition of FAFEN was recorded using the purchase method of accounting and the assets and liabilities were included in the consolidated PETROBRAS financial statements as of December 31, 2004. Results of operations were included in the consolidated PETROBRAS financial statements beginning on January 2005.

The purchase price for FAFEN was allocated based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers. Due to immateriality, the Company has not prepared pro-forma information respective to this business combination.

(d) Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - and Petrolera Entre Lomas S.A. - PELSA

On October 17, 2002, the Company signed the Final Share Acquisition Agreement completing the acquisition of a controlling interest PEPSA and PELSA.

On May 13, 2003, the Argentine antitrust agency approved the purchase of 58.62% of the capital stock of PEPSA and 39.67% of the capital stock of PELSA. As a result of the purchase of a 39.67% interest in the capital stock of PELSA, together with the purchase of 58.62% of PEPSA’s interest in the capital stock of PELSA, the Company has a controlling interest in PELSA equal to 50.73% and thus has consolidated the entity.

The purchase price to be paid for PEPSA and PELSA was based on an economic valuation model of expected future earnings of those companies, which considered relevant factors, including the potential effects of the economic situation of Argentina. The Company paid US$ 739 in cash and US$ 338 in bonds to the Perez Companc family for the shares of PEPSA and PELSA.

The acquisition was consummated principally to expand PETROBRAS operations into geographical markets where the Company had little activity. Through the acquisition of PEPSA and PELSA, PETROBRAS was able to gain immediate access to the Argentine market and brand recognition.

20. Domestic and international acquisitions (Continued)

(d) Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - and Petrolera Entre Lomas S.A. - PELSA (Continued)

The acquisition of PEPSA and PELSA was recorded using the purchase method of accounting and the financial statements of PEPSA and PELSA were included in the consolidated PETROBRAS financial statements, beginning on May 13, 2003.

The purchase price for PEPSA and PELSA was allocated based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers. The goodwill of US$ 183 generated by the transaction is attributed principally to downstream activities.

PEPSA operates principally in the areas of oil field exploration and production, refining, transport and commercialization, electricity generation, transmission and distribution, and petrochemicals. Its activities are primarily based in Argentina, but PEPSA also operates in Bolivia, Brazil, Ecuador, Peru and Venezuela. PELSA operates primarily in the oil and gas exploration and production industry in Argentina.

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of PEPSA and PELSA had occurred at the beginning of the periods presented.

20. Domestic and international acquisitions (Continued)

(d) Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - and Petrolera Entre Lomas S.A. - PELSA (Continued)

Consolidated income statements data for the year ended December 31, 2003.

		Pro forma
	As reported	(unaudited)

Net operating revenues	30,914	31,467
Costs and expenses	(20,518)	(20,878)
Financial expenses, net	(104)	(309)
Others	(1,519)	(1,503)
Income tax expense	(2,663)	(2,665)
Minority interest	(248)	(260)
Cumulative effect of change in accounting principles,
net of taxes	697	697
Net income for the year	6,559	6,549
Basic and diluted earnings per Common and Preferred
share (*) (**)	1.50	1.49
Basic and diluted earnings per ADS (*) (**)	6.0	5.96

(*)	Considers effect of 4 for 1 stock split that occurred on September 1, 2005.
(**)	After effect of cumulative accounting change.

(e) Acquisition of Baixada Santista Energia Ltda. - BSE

On March 9, 2005, PETROBRAS approved the conditions agreed with Marubeni Corporation, for the purchase of quotas held by Marubeni Corporation in Baixada Santista Energia Ltda. – BSE, a special purpose company incorporated within the UTE Cubatão Project. This operation involves approximately US$ 90, and project resumption will meet the present requirements for the energy and steam power generation system renewal for the Cubatão Refinery (RPBC). Upon conclusion, this plant will have an installed capacity of 200 MW for electricity generation and 400 ton/hours for steam generation.

The Thermoelectric Plant of Cubatão is expected to start operating in October 2007 and will supply 47 MW and 415 t/h of steam to Refinaria Presidente Bernardes in Cubatão (RPBC), belonging to PETROBRAS. Electricity surplus will be made available to the market. Due to immateriality, the Company has not prepared pro forma information respective to this business combination.

20. Domestic and international acquisitions (Continued)

(f) Acquisition of new businesses in Colombia, Paraguay and Uruguay

In November 2005, the Board of Directors of PETROBRAS approved the acquisition of 51% of the capital of Gaseba Uruguay - Grupo Gaz de France S.A., a natural gas distribution concession company in Montevideo, Uruguay from GDF International. This operation is subject to conclusion and execution of a purchase and sale agreement, to the completion of some legal procedures, especially with regard to Gaseba’s minority shareholders, to the approval from Uruguayan and the French government.

In December 2005, PETROBRAS signed three Share Purchase Agreements for the acquisition of fuel businesses (retail and trade markets) in Colombia and of total operations conducted by Shell in Paraguay and Uruguay, in the approximate amount of US$ 140. The final transaction price will be defined when the related assets are fully transferred to PETROBRAS in 2006. Acquisitions in these countries are subject to proper governmental approvals.

(g) Ventures in Japan

Through its subsidiary PETROBRAS International Braspetro B.V. - PIB BV, PETROBRAS created in Japan Brazil-Japan Ethanol Co., Ltd (Nippaku Ethanol K.K. in Japanese) in order to import and distribute ethanol produced in Brazil, developing technical and business solutions that result in reliable long-term fuel alcohol supply to the Japanese market.

Brazil-Japan Ethanol Co. Ltd will be equally owned (50% - 50% share) by PETROBRAS and Nippon Alcohol Hanbai K.K., which holds 70% of the ethanol distribution market in that country. Corporate management will be shared by both companies, which will join efforts and apply their distinct knowledge, technology and experience to export ethanol for fuel use from Brazil to Japan in large volumes, with quality and safety.

The new company will seek to develop technical and business solutions with a view to introducing ethanol in the Japanese energy system in replacement for fuel fossils, in order to reduce greenhouse gas emissions, such as carbon dioxide, thus contributing to the successful adoption of the Kyoto protocol.

20. Domestic and international acquisitions (Continued)

(h) Acquisition of a 49% interest in TERMOBAHIA

On December 28, 2005, PETROBRAS exercised its preemptive right and concluded the acquisition of a 49% interest held by ABB-EV in TERMOBAHIA, comprising shares and amounts receivable in the total amount of US$ 45, under a financial structuring agreed upon with the IDB.

This financial structuring involves two simultaneous operations: the acquisition of ABB-EV’s rights and the sale of such rights to a private institution until a strategic partner is introduced by PETROBRAS within a maximum period of one year. The Company’s previous investment on TERMOBAHIA was being accounted for in accordance to FIN 46 and step-acquisition business combination accounting was not applied as the transaction had no material impact on PETROBRAS’ consolidated accounting records. Due to the immateriality, proforma information has not been presented. See Note 15 discussion regarding Blade.

(i) Agreement for sale and association with Teikoku Oil Co. Ltd. in operations in Ecuador

In January 2005, PETROBRAS Energia S.A. entered into an agreement for sale and association with Teikoku, under which, after obtaining prior approval and authorization from the Ministry of Energy and Mines of Ecuador, it will assign 40% of the rights and obligations under the contracts for participation in Blocks 18 and 31. It has been agreed that Teikoku will undertake the payment for 40% of the oil transportation agreement to Oleoduto de Crudos Pesados - OCP, as from the time production from Block 31 reaches an average of 10,000 barrels per day in a period of 30 consecutive days. During the transition period and before the expected output is reached, Teikoku will undertake to pay 20% of the agreement as of July 1, 2006.

Teikoku will also make a one-time payment of 20%, equivalent to an additional disbursement included in the agreement, considering the shortest of the following periods: (a) from July 1, 2006 until Block 31 reaches the estimated output; or (b) 18 months before the estimated output level is attained.

20. Domestic and international acquisitions (Continued)

(i) Agreement for sale and association with Teikoku Oil Co. Ltd. in operations in Ecuador (Continued)

For this acquisition, Teikoku will make a down payment of US$ 5 and additional disbursement of US$ 10. Additionally, Teikoku is to make additional investments in Block 31, above and beyond its share in the joint venture, which will permit accelerated development of the block and monetization of the reserves.

The agreement will allow release of 40% of letters of credit of Petrobras Energia S.A., which are restricted to compliance with commercial commitments, linked to the transportation contract with Oleodutos de Crudos Pesados - OCP.

21. Commitments and contingencies

PETROBRAS is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not predictable.

The Company currently has several contracts to purchase crude oil, diesel fuel and other oil products, which require the Company to purchase a minimum of approximately 210,696 barrels per day at respective current market prices.

PETROBRAS provided guarantees to the ANP for the minimum exploration program defined in the concession contracts for exploration areas, totaling US$ 2,244 (US$ 1,661 in 2004). Out of this total, US$ 1,875 (US$ 1,311 in 2004) represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which the Company had already made commercial discoveries or investments. For areas whose concessions were obtained by bidding from the ANP, PETROBRAS has given bank guarantees totaling US$ 369 through December 31, 2005(US$ 350 in 2004).

21. Commitments and contingencies (Continued)

PETROBRAS has guaranteed that it will purchase specified volumes of natural gas that run through TBG pipeline.

In 1993, the Company signed a long-term contract to buy gas (“The Gas Supply Agreement” or "GSA") with Yacimentos Petrolíferos Fiscales Bolivianos, the Bolivian state oil company for the purchase of natural gas. Under this contract, with maturity in 2019, the Company is required to purchase 80% of the natural gas transported through the Bolivia/Brazil natural gas pipeline over a 20 year term at contract prices ranging from US$ 1.07 per MMBTU to US$ 1.17 MMBTU, based upon throughput. The pipeline achieved an average throughput of 23.1 million cubic meters per day during 2005.

The Company has exclusive supply contracts with certain service stations. These contracts are typically for seven years and require the Company to sell product at market prices.

(a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. At December 31, 2005 and 2004, the respective claims by type are as follows:

	As of December 31,

	2005	2004

Labor claims	7	26
Tax claims	87	73
Civil claims	79	123
Commercials claims and other contingencies	62	35

	235	257
Contingencies for joint liability	75	107

Total	310	364

Current contingencies	(72)	(131)

Long-term contingencies	238	233

21. Commitments and contingencies (Continued)

(a) Litigation (Continued)

As of December 31, 2005 and 2004, in accordance with Brazilian law, the Company had paid US$ 775 and US$ 699, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

The Company is a party to several contracts related to the acquisition and upgrade of production Platform P-36, which was lost in its entirety in 2001. Pursuant to those contracts, the Company had an obligation to pay the insurance proceeds to a Security Agent for distribution according to specified clauses established in the contracts. The Company contends that it is entitled to the insurance proceeds under the contractual arrangements, and other parties contend that they are also entitled to such proceeds. The issue is subject to international proceedings in a British court. Pending determination of the issue by the international court, the Company committed to deposit cash collateral in the amount of US$ 175, in order to facilitate the issuance of a guarantee by a Security Agent, for the payment of creditors. At December 31, 2005, this amount was included in the balance sheet as restricted deposits for legal proceedings and guarantees.

On May 28, 1981, Kallium Mineração S.A. brought an action against Petromisa, a former subsidiary of PETROBRAS, in the Federal Court of the State of Rio de Janeiro alleging damages of approximately US$ 450 relating to the rescission of a contract to develop a potassium salt mine. On August 10,1999, a decision was handed down that considered most of the plaintiff’s petitions to be without grounds (losses, damages and loss of profit), requiring only the Company to reimburse “all expenses incurred as a result of the prospecting research” carried out, in accordance with amounts to be calculated in the final award. No award for loss of profit was established in the decision. In September of 1999 both parties filed appeals with the appeals court in the state of Rio de Janeiro. Based on the opinion of its legal advisers, management does not expect an unfavorable outcome in this case and considers the risk of loss with respect to this lawsuit to be possible.

21. Commitments and contingencies (Continued)

(a) Litigation (Continued)

On November 23, 1992, PORTO SEGURO IMÓVEIS LTDA., a minority shareholder of PETROQUISA, filed a suit against PETROBRAS in the State Court of Rio de Janeiro related to alleged losses resulting from the sale of a minority holding by PETROQUISA in various petrochemical companies included in the National Privatization Program introduced by Law No. 8,031/90.

In this suit, the plaintiff claims that PETROBRAS, as the majority shareholder in PETROQUISA, should be obliged to reinstate the “loss” caused to the net worth of PETROQUISA, as a result of the acts that approved the minimum sale price of its holding in the capital of privatized companies. A decision was handed down on January 14, 1997 that considered PETROBRAS liable with respect to PETROQUISA for losses and damages in an amount equivalent to US$ 3,406.

In addition to this amount, PETROBRAS was required to pay the plaintiff 5% of the value of the compensation as a premium (see art. 246, paragraph 2 of Law No. 6,404/76), in addition to attorneys’ fees of approximately 20% of the same amount. However, since the award would be payable to PETROQUISA and PETROBRAS holds 99.0% of its capital, the effective disbursement if the ruling is not reversed will be restricted to 25% of the total award. PETROBRAS filed an appeal with the State Court of Rio de Janeiro, and received a favorable decision from the Third Civil Court on February 11, 2003, which, by a majority vote, accepted PETROBRAS’ appeal to reverse the judgment and ruled the plaintiff’s case to be without grounds, the revising judge’s decision that held the case to be partially with grounds to reduce the amount of compensation to US$ 1,538 being overruled. Against this decision, Porto Seguro filed another appeal (motion to reverse or annul) with the State Court of Rio de Janeiro, and the Fourth Civil Court handed down a unanimous decision on March 30, 2004 requiring PETROBRAS to indemnify PETROQUISA and Porto Seguro the amounts of US$ 2,359 and US$ 590 respectively (the latter representing 5% in premium and 20% in attorney’s fees). Due to this result, PETROBRAS lodged appeal with high and supreme courts which was dismissed. In view of this decision, interlocutory appeal was filed with High Court - STJ and Supreme Court - STF, which was converted into Special Appeal by STJ.

21. Commitments and contingencies (Continued)

(a) Litigation (Continued)

On May 6, 2005, the Superior Court of Justice (STJ) accepted the interlocutory appeal and determined that the special appeal was to be proceeded with. Porto Seguro lodged an appeal against the interlocutory decision which was accepted by a majority vote on December 15, 2005, and suspension of the special appeal filed by PETROBRAS was reinstated. The Company considers this last decision to be wrong and awaits its publication before filing an appeal. Based on the opinion of its legal advisers, the Company does not expect to obtain an unfavorable ruling in this case and considers the risk of loss with respect to this lawsuit to be possible.

The Fisherman’s Federation of the State of Rio de Janeiro (FEPERJ) filed a civil suit against the Company with the Rio de Janeiro State Court for compensation of miscellaneous damages amounting to US$ 224, which it is claiming in the name of its members, as a result of the oil spill in Guanabara Bay on January 18, 2000. A decision was handed down on February 7, 2002 which ruled the claim partially without grounds, rejecting pain and suffering, and requiring the Company to pay compensation for material damages and loss of profit to be calculated at the award phase. The ruling expressly declares that it is not reasonable to consider an award based on the amount claimed, since it was without economic base.

Based on its legal counsels opinion, the Company´s Administration believes it is possible that the Company will not prevail in this case, but that any possible negative judgment would be in an amount far below the originally filed complaint. As such, the Company assesses the risk of loss related to this case as possible.

The São Paulo tax authorities filed a tax suit against the Company, to demand payment of ICMS on naphta-petrochemical operations carried out in the state for the period from September 1984 to February 1989. The suit was tried at all levels and the legal system eventually opposed the argument defended by the Company, having understood that, in the specific case of these operations, ICMS would apply.

The case was settled and the Company entered into an agreement to pay US$ 122 plus interest, totaling US$ 151, in 60 equal successive installments beginning April 2005.

21. Commitments and contingencies (Continued)

(a) Litigation (Continued)

PETROBRAS is a defendant in five labor claims filed by the UNIONS OF PETROLEUM WORKERS of three federal states (Rio de Janeiro, São Paulo and Sergipe), alleging that official inflation rates for 1987, 1989 and 1990 (understatement of the official inflation rate - Bresser, Summer and Collor Plans) were not fully included in the workers’ salaries.

The suits are in different procedural phases. based on previous favorable ruling on similar cases and TST abridgment of law, Company management does not expect an unfavorable outcome on the cases. PETROBRAS contested the expert report determining the amount of indemnification, which is pending judgment. Management assesses risk of loss to be possible.

The Company was sued in court by certain small oil distribution companies under the allegation that it does not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Of the total amount related to legal actions of approximately US$ 383, up to December 31, 2005 some US$ 34 (US$ 28 in 2004) had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, which were annulled as a result of an appeal filed by the Company.

The Company, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all possible efforts to obtain reimbursement of the amounts that were previously withdrawn from its accounts.

21. Commitments and contingencies (Continued)

(b) Notification from the INSS - joint liability

The Company received various tax assessments related to social security amounts payable as a result of irregularities in presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3,048/99.

Since 2002, the Company has been conservatively accruing a provision for this contingency which at December 31, 2005 totals US$ 75 (US$ 107 at December 31, 2004), as it considers the chance of success in a defense filed against the INSS to be remote.

PETROBRAS had disbursed during 2005 US$ 85 (US$ 137 in 2004), referring to administrative suits filed by the INSS claiming the Company’s joint liability.

Internally, procedures were revised to improve the inspection of contracts and require the presentation of documents, as stipulated in the legislation, to substantiate the payment of INSS amounts due by contractors. PETROBRAS continues to analyze each tax assessment received in order to recover amounts, as permitted through administrative processes of the INSS.

(c) Tax assessments - internal revenue service of Rio de Janeiro

The Internal Revenue Service of Rio de Janeiro filed two Tax Assessments against the Company in connection with Withholding Tax (IRRF) on foreign remittances of payments related to charter of vessels of movable platform types for the years 1998 through 2002.

The Internal Revenue Service, based on Law No. 9,537/97, Article 2, considers that drilling and production platforms cannot be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation, overseas remittances for servicing chartering agreements would be subject to withholding tax at the rate of 15% or 25%.

21. Commitments and contingencies (Continued)

(c) Tax assessments - internal revenue service of Rio de Janeiro (Continued)

The Company disagrees with the Internal Revenue Service’s interpretation as to charter contracts, given that the Federal Supreme Court has already ruled that, in the context of its judgment with respect to the IPI (Federal VAT) tax, offshore platforms are to be classified as sea-going vessels. Additionally, the 1994 and 1999 Income Tax Regulations support the “non-taxation” (RIR/1994) and the “zero tax rate” (RIR/1999) for the remittances in question.

On June 27, 2003, the Internal Revenue Service served a tax assessment notice on the Company amounting to R$ 3,064 million (US$ 1,066) covering the period from 1999 to 2002. Using the same arguments, on February 17, 2003, another tax assessment notice had already been issued for R$ 93 million (US$ 32) with respect to 1998, against which, on March 20, 2003, the Company filed an appeal. According to the fiscal authorities, the Company should have withheld that tax, incident on remittances made to abroad for payment of the hiring of vessels of the mobile platform type, used in oil exploration and production.

PETROBRAS has defended itself against these tax assessments: i) the smaller in value has been confirmed by the first administrative level, and the corresponding appeal has been already filed by the Company, and waits judgment; ii) no first level decision has been issued so far with regard to the other one, with greater value. Based on its legal counsels advice, the Company’s Administration does not expect to obtain an unfavorable decision in this case, and thus has assessed risk of loss to be possible.

(d) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

21. Commitments and contingencies (Continued)

(d) Environmental matters (Continued)

During 2000 the Company implemented an environmental excellence and operational safety program - PEGASO - (Programa de Excelência em Gestão Ambiental e Segurança Operacional). The Company made expenditures of approximately US$ 3,519 from 2000 to December 31, 2005 under this program. During the years ended December 31, 2005 and 2004 the Company made expenditures of approximately US$ 545 and US$ 594 respectively. The Company believes that future payments related to environmental clean-up activities resulting from these incidents, if any, will not be material.

On January 18, 2000, a pipeline from one of the Company’s terminals to a refinery in the Guanabara Bay ruptured, causing a release of crude oil into the bay. On January 19, 2001, the Rio de Janeiro State Prosecutor filed a criminal lawsuit against the Company. The Company is contesting the legal basis for the criminal lawsuit. Additionally, the Federal Prosecutor has filed criminal lawsuits against the former president of the Company (that finished) and 9 other employees. The Company cannot predict if the outcome of these proceedings will have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

The local federal tribunal dismissed the complaint against the Company’s former president, and this dismissal is not subject to appeal.

On April 30, 2002, the judge determined that the Company could not appear as a defendant in this criminal proceeding as a result of an injunction the Company obtained from the court, although the decision is still subject to appeal.

On October of 2003 the judge determined that in regard to one of the employees the suit will be suspended for the period of 2 years, under certain conditions that defendant will have to observe.

21. Commitments and contingencies (Continued)

(d) Environmental matters (Continued)

In addition, as a result of the spill, on January 27, 2000, the National Council for the Environment enacted a resolution that obligated the IBAMA (Brazilian Institute for the Environment and Renewable Resources), state environmental agencies and local environmental agencies and non-governmental agencies to evaluate the control and prevention measures and environmental licensing status of all industrial facilities for the production of oil and oil products in Brazil. This resolution also mandated that the Company perform an independent environmental audit of all of its industrial installations located in the State of Rio de Janeiro.

Since 2000, the Company implemented independent environmental audits in all of the Company’s plants located in Brazil that was concluded during December of 2003. The Company implemented almost all of the auditors’.

On July 16, 2000, an oil spill occurred at the Presidente Getúlio Vargas refinery releasing crude oil in the surrounding area. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking US$ 1,176 in damages, which have already been contested by the Company. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. The Company cannot predict whether these proceedings will have a material adverse effect on the financial condition, results of operations or cash flow of the Company.

On November 4, 2000, the Cypriot flag vessel Vergina II chartered by PETROBRAS collided with the south pier at the Company’s Almirante Barroso terminal in São Sebastião and spilled oil in the São Sebastião canal. As a result of the accident, the Company was fined approximately US$ 30 by various local environmental agencies. The Company is currently contesting these fines.

21. Commitments and contingencies (Continued)

(d) Environmental matters (Continued)

On February 16, 2001, the Company’s Araucária-Paranaguá pipeline ruptured and as a result fuel oil was spilled into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Paraná. As a result of the accident, the Company was fined approximately US$ 80 by the Instituto Ambiental do Paraná (Paraná Environmental Institute), which was contested by the Company through administrative proceeding but the appeal was rejected.

On March 15, 2001, a spill resulting from the accident involving the P-36 platform occurred, causing a release of diesel fuel and crude oil. The Company was fined by the IBAMA US$ 3 in April of 2001 for the spill and improper use of chemicals to disperse the oil. The Company is currently contesting these fines.

On May 12, 2003, the rupture of a connection socket on a production line at well FZB-71, on the Belém Farm field, in the city of Aracati-CE, resulted in the spill of approximately 7 (seven) thousand liters of oil at an area located far from any communities or water sources. The Company’s Contingency Plan was immediately activated and cleaning work for the area was carried out. PETROBRAS was charged with a penalty of US$ 0.04 by the Environment Superintendence of the State of Ceará (Semace) and up to 90% of this amount can be reduced by compliance with a Commitment Term entered into with the referred environmental entity.

On June 3, 2003, a fault in the connection of one of the unloading arms of vessel Nordic Marita, anchored at the Maritime Terminal Almirante Barroso (Tebar), in São Sebastião, on the North coast of São Paulo, caused a spill of approximately 27 thousand liters of oil from Campos basin. As a result of this accident, PETROBRAS was charged with a penalty of US$ 0.17 by the IBAMA and of US$ 0.12 by Basic Sanitation, Technology and Environment Protection Agency of the State of São Paulo (CETESB). An appeal was filed against both charges based on the understanding that the Company acted in the most efficient possible manner in order to minimize possible impacts on the environment.

21. Commitments and contingencies (Continued)

(d) Environmental matters (Continued)

On August 26, 2003, the rupture of a pipeline between Transpetro’s terminal in Cabiúnas (Macaé) and Duque de Caxias Refinery caused the spill of 20 (twenty) liters of oil in an area of the city of Cachoeiras de Macacu. The Company immediately determined that the oil located in the service area of the pipeline should be removed, and took preventive measures to protect a creek, near to the Soarinhos River, with checks and oil-absorbing materials. In spite of the effective procedures adopted by PETROBRAS and the non-existence of environmental damages, the Company received a fine from IBAMA in the amount of US$ 0.69, but filed an administrative proceeding with this entity.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on operations or cash flows.

(e) Minimum operating lease payments

The Company is committed to make the following minimum payments related to operating leases as of December 31, 2005:

2007	1,516
2008	1,172
2009	797
2010	365
2011	159
2012 and thereafter	196

Minimum operating lease payment commitments	4,205

The Company incurred US$ 1,417, US$ 1,247, and US$ 1,205 in rental expense on operating leases at December 31, 2005, 2004 and 2003, respectively.

21. Commitments and contingencies (Continued)

(f) REVAP modernization project

The REVAP modernization project aims to increase the capacity of Henrique Lage Refinery (REVAP), so that the refinery is able to process heavy national oil, to adjust output of diesel volumes to new locally required specifications and decrease the discharge of pollutants. Accordingly, the special purpose company, Cia. de Desenvolvimento e Modernização de Plantas Industriais – CDMPI, was created to construct and lease to PETROBRAS an HDS (Hydro De-Sulfurization) unit, an HDT (Hydro Treatment) plant and related units in that refinery. The commitment agreement was signed in 2005, with no specification of a bridge loan.

22. Derivative instruments, hedging and risk management activities

The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains a corporate risk management policy that is developed under the direction of the Company's executive officers.

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a favorable change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

22. Derivative instruments, hedging and risk management activities (Continued)

In 2004, PETROBRAS Executive Board organized a Risk Management Committee comprising executive managers of all business areas and of several corporate areas for the purpose of ensuring an integrated management of risk exposures and formalizing the main guidelines adopted by the Company to handle uncertainties regarding its activities. The Risk Management Committee has been created with a view to concentrating risk management information and discussions, facilitating communications with the Board of Directors and the Executive Board.

(a) Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s obligations.

During 2000, the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and EURO relative to long-term debt denominated in foreign currencies with a notional amount of approximately US$ 470. The Company does not use hedge accounting for these derivative instruments.

These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparties will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate increases above the defined ceiling, the Company will pay to the counterparties the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

The Yen zero cost collar contracts were settled on September 8, 2003, with a cash payment of US$ 68 and one of the Euro zero cost collars was settled on December 31, 2004, with cash reception of US$ 18.

The call and put portion of the Company’s zero cost foreign exchange collars at December 31, 2005 have a fair value of US$ 12 and US$ 1, respectively (US$ 18 and US$ 3 at December 31, 2004).

22. Derivative instruments, hedging and risk management activities (Continued)

(b) Commodity price risk management

Petroleum and oil products

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges to anticipated crude oil purchases and sales, generally forecast to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatile commodity prices.

The Company's exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged. Crude oil future contracts are marked to market and related gains and losses are recognized currently into earnings, irrespective of when physical crude sales occur. For the years ended December 31, 2005, 2004 and 2003, the Company consummated commodity derivative transaction activities on 26.79%, 33.06% and 40.52%, respectively, of its total import and export traded volumes.

The open positions on the futures market, compared to spot market value, resulted in recognized losses of US$ 1, US$ 2 and US$ 2 during the years ended December 31, 2005, 2004 and 2003, respectively.

A long-term position was executed in January 2001 by the sale of put options for 52 million barrels of West Texas Intermediate (WTI) oil over a period extending from 2004 to 2007, with the objective to obtain price protection for this quantity of oil and to provide the funding institutions of the Barracuda/Caratinga project with a minimum guaranteed margin to cover the debt servicing. The puts were structured to ensure that the financial institutions participating in the financing of the development of the fields receive the price required to generate the minimum required return on investment. The Company accounts for the put options on a mark to market basis. During 2003 the Company realized a net gain of US$ 7. During 2005 and 2004 the Company realized no gain or loss.

22. Derivative instruments, hedging and risk management activities (Continued)

(c) Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and, to a lesser extent, short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the National Monetary Counsel. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company will consider studying various forms of derivatives to reduce exposure to interest rate fluctuations and may use these financial instruments in the future.

(d) Risk Management activity at PEPSA

PEPSA also uses derivative instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designed to mitigate specific exposures, and are assessed periodically to assure high correlation of the derivative instrument to the risk exposure identified and to assure that the derivative is highly effective in offsetting changes in cash flows inherent in the covered risk. PEPSA in the past qualified for hedge accounting treatment for its crude oil derivative instruments and its interest rate swap derivative instruments, but holds no such instruments at December 31, 2005.

As of December 31, 2005, PEPSA did not have commodity derivative transactions that qualify for hedge accounting purposes in accordance with SFAS No. 133 – Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). PEPSA accounted for a loss of US$ 103 for the year ended December 31, 2005, (US$ 233 in 2004) due to derivative financial instruments that do not qualify for hedge accounting.

Additionally, PEPSA until July, 2005, held an interest rate contract to manage the volatility of the LIBOR rate implied in a Class C negotiable instrument, establishing the respective interest rate at 7.93% annually. This contract qualified for hedge accounting in accordance with SFAS 133 until its liquidation, which was made with inmaterial impact.

23. Natural gas derivative contract

In connection with the long-term contract to buy gas (“The Gas Supply Agreement” or "GSA") to supply thermoelectric plants and for other uses in Brazil, the Company entered into a contract, effective October 2002, with a gas producer that constituted a derivative financial instrument under SFAS 133. This contract, the Natural Gas Price Volatility Reduction Contract (the "PVRC"), with maturity in 2019, was executed with the purpose to reduce the volatility of price under the GSA. The counterparty to the PVRC is one of the gas producers that sell to the supplier under the GSA contract. Therefore, the PVRC refers to the same volumes of natural gas sold by the counterparty to the supplier under the GSA, and uses the same pricing index as the GSA contract and thus works as an economic hedge. The volume covered by the PVRC represents approximately 43% of the anticipated volume under the GSA.

The terms of the PVRC include a straight fixed for floating price swap for the period between inception and 2004, and for the period from 2005 to 2019, a collar with PETROBRAS receiving cash payments when the calculated price is over the established ceiling and PETROBRAS making cash payments when the price is below the established floor, with no cash payments being made when the price is between the ceiling and the floor.

The PVRC is being accounted for under SFAS 133 as a derivative instrument, since the Company did not satisfy the documentation required for hedge accounting, and is being marked to its calculated fair value with changes in such value recognized in income. At inception, the PVRC had a positive value to PETROBRAS of US$ 169, which is deemed a deferred purchase incentive and is being amortized into income on the basis of the volumes anticipated under the PVRC. The liability was US$ 144 at December 31, 2005 (US$ 153 in 2004) and generated a gain in the amount of US$ 6 (US$ 11 in 2004), net of deferred tax effect of US$ 3 (US$5 in 2004).

23. Natural gas derivative contract (Continued)

As of December 31, 2005, the Company recorded a derivative asset based on the fair value calculation in the amount of US$ 547 (US$ 635 in 2004), and a mark-to-market (or “MTM”) loss in the amount of US$ 58, net of deferred tax effect of US$29 (a gain in the amount of US$ 365, net of deferred tax effect of US$ 188 in 2004). Such MTM losses represent the decreased value of the derivative during the year ended December 31, 2005. The MTM gains recorded in 2004 represent the increased value of the derivative from inception to December 31, 2004. The derivative gains (losses) are recorded as a component of financial income. The effects of the PVRC were not recognized from inception but the impact was immaterial and has been cumulatively recognized in 2004.

Considering that there are no market quotations for natural gas for such a long duration as that of the PVRC, the fair value was calculated based on simulation using a mean reversion model developed by PETROBRAS. The most significant model assumptions at December 31, 2005 and 2004 include starting prices of crude oil of US$ 56.91 and US$ 39.53, respectively, per barrel, an average fuel oil basket (i.e., the price index of the GSA) of US$ 42.50 and US$ 23.58, respectively, per barrel and a volatility of crude oil of 23% a.a. (25% a.a. in 2004). Other parameters of the model, including the long run average of crude oil, fuel oil spread to crude, correlations and inflation indexes were estimated based on historical averages.

A US$ 1 (one United States dollar) per barrel increase in the market price of crude under the PVRC would result in a US$ 12 increase in the fair value of the derivative at December 31, 2005 (US$ 24 increase at December 31, 2004).

As indicated above, the accounting impacts recognized are in accordance with SFAS 133, whereas the economic impact and cash flow results of the transaction are to fix the price paid for natural gas imports within a range and to receive or pay cash for price fluctuations under the GSA beyond those capped amounts. Such ceiling and floor amounts in the PVRC allow the purchase of natural gas at a price level appropriate to PETROBRAS, which then sells the gas in local market to distributors at a price level that will allow the sustained development of the natural gas market in Brazil.

24. Financial instruments

In the normal course of its business, the Company uses various types of financial instruments. These instruments include recorded assets and liabilities, and also items such as derivatives, which principally involve off-balance sheet risk.

(a) Concentrations of credit risk

Substantial portions of the Company’s assets including financial instruments are located in Brazil and substantially all of the Company’s revenues and net income are generated in Brazil. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, government securities, the Petroleum and Alcohol account, trade receivables and future contracts.

The Company takes several measures to reduce its credit risk to acceptable levels. All cash equivalents in Brazil are maintained with major banks. Time deposits in U.S. dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company’s available for sale securities and derivative contracts are either exchange traded or maintained with creditworthy financial institutions. The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2005 and December 31, 2004, the Company’s trade receivables were primarily maintained with large distributors.

(b) Fair value

Fair values are derived either from quoted market prices where available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, the Petroleum and Alcohol account, short-term debt and trade payables approximate their carrying values. The fair value for the Company’s available for sale government securities equals their carrying value.

The fair values of other long-term receivables and payables do not differ materially from their carrying values.

24. Financial instruments (Continued)

(b) Fair value (Continued)

The Company’s debt including project financing obligations, resulting from FIN 46 consolidation amounted to US$ 15,132 at December 31, 2005 and US$ 16,544 at December 31, 2004 and had estimated fair values of US$ 15,239 and U$ 17,195, respectively.

25. Segment information

The following segment information has been prepared in accordance with SFAS No. 131 - Disclosure about Segments of an Enterprise and Related information ("SFAS 131"). The Company operates under the following segments, which are described as follows:

  Exploration and Production - This segment includes the Company’s exploration, production development and production activities of oil, liquefied natural gas and natural gas in Brazil, for the purpose of supplying refineries in Brazil as well as selling surplus Brazilian production in domestic and foreign markets and limited oil trading activities and transfers of natural gas to the Company’s Gas and Energy segment.
  Supply - This segment includes the Company’s refining, logistic, transportation, exportation and the purchase of crude oil, as well as the purchase and commercialization activities for oil, oil products and fuel alcohol. Additionally, this segment includes petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and the Company’s two domestic fertilizer plants.
  Distribution - This segment represents the oil product and fuel alcohol distribution activities conducted by the Company’s majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil. In accordance with the Company’s strategic objectives to increase market share in the LPG distribution segment and consolidate the automotive fuels distribution market in certain regions of Brazil, its distribution business includes the operations of Liquigás Distribuidora S.A (formerly known as Sophia do Brasil S.A. and Agip do Brasil S.A.), which was acquired on August 9, 2004.

25. Segment information (Continued)

  Gas and Energy - This segment currently encompasses the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes the Company’s participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.
  International - This segment represents the Company’s international Exploration and Production, Supply, Distribution and Gas and Energy activities conducted in 15 countries outside Brazil .

The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead related with central administration and other expenses, including actuarial expenses related with the pension and health-care plans for non-active participants.

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attribution to the business areas only items over which these areas have effective control.

The main criteria used to record the results and assets by business segments are summarized as follows:

  Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the areas;
  Costs and expenses includes the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment;
  Assets: covers the assets relating to each segment.

25. Segment information (Continued)

The following presents the Company's assets by segment:

	As of December 31, 2005

	Exploration			International
	and		Gas and	(see separate
	production	Supply	energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	3,484	8,835	1,816	2,403	2,077	9,958	(2,795)	25,778

Cash and cash equivalents	701	617	764	588	159	7,042	-	9,871
Other current assets	2,783	8,218	1,052	1,815	1,918	2,916	(2,795)	15,907

Investments in non-consolidated companies
and other investments	9	822	438	417	20	104	-	1,810

Property, plant and equipment, net	25,869	8,085	5,326	4,655	1,236	782	(33)	45,920

Non current assets	971	396	1,349	453	392	5,151	(3,595)	5,117

Petroleum and Alcohol account	-	-	-	-	-	329	-	329
Government securities	-	-	-	-	-	364	-	364
Other assets	971	396	1,349	453	392	4,458	(3,595)	4,424

Total assets	30,333	18,138	8,929	7,928	3,725	15,995	(6,423)	78,625

25. Segment information (Continued)

	As of December 31, 2005

	International

	Exploration
	and		Gas and
	production	Supply	energy	Distribution	Corporate	Eliminations	Total

Current assets	1,623	724	555	86	597	(1,182)	2,403

Cash and cash equivalents	137	64	3	14	370	-	588
Other current assets	1,486	660	552	72	227	(1,182)	1,815
Investments in non-consolidated companies
and other investments	141	51	204	-	21	-	417

Property, plant and equipment, net	3,801	530	192	78	59	(5)	4,655

Non current assets	452	30	54	22	2,206	(2,311)	453

Other assets	452	30	54	22	2,206	(2,311)	453

Total assets	6,017	1,335	1,005	186	2,883	(3,498)	7,928

25. Segment information (Continued)

	As of December 31, 2004

	Exploration			International
	and		Gas and	(see separate
	production	Supply	energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,551	7,341	1,139	1,940	1,717	6,506	(1,768)	19,426

Cash and cash equivalents
Other current assets	878	496	178	490	104	4,710	-	6,856
	1,673	6,845	961	1,450	1,613	1,796	(1,768)	12,570
Investments in non-consolidated companies
and other investments	8	919	307	516	25	87	-	1,862

Property, plant and equipment, net	20,458	6,333	4,506	4,160	1,011	571	(19)	37,020

Non current assets	1,270	438	1,331	316	265	6,783	(5,629)	4,774

Petroleum and Alcohol account	-	-	-	-	-	282	-	282
Government securities	-	-	-	-	-	326	-	326
Other assets	1,270	438	1,331	316	265	6,175	(5,629)	4,166

Total assets	24,287	15,031	7,283	6,932	3,018	13,947	(7,416)	63,082

25. Segment information (Continued)

	As of December 31, 2004

	International

	Exploration
	and		Gas and
	production	Supply	energy	Distribution	Corporate	Eliminations	Total

Current assets	1,112	579	272	99	638	(760)	1,940

Cash and cash equivalents	151	45	2	6	286	-	490
Other current assets	961	534	270	93	352	(760)	1,450
Investments in non-consolidated companies
and other investments	159	50	239	-	68	-	516

Property, plant and equipment, net	3,317	507	199	87	50	-	4,160

Non current assets	310	26	11	11	1,399	(1,441)	316

Other assets	310	26	11	11	1,399	(1,441)	316

Total assets	4,898	1,162	721	197	2,155	(2,201)	6,932

25. Segment information (Continued)

Revenues and net income by segment are as follows:

	Year ended December 31, 2005

	Exploration			International (see separate disclosure)
	and		Gas and energy
	production (1)	Supply (1)			Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,874	33,229	1,932	3,647	15,642	-	-	56,324
Inter-segment net operating revenues	26,950	12,286	1,232	881	225	-	(41,574)	-

Net operating revenues	28,824	45,515	3,164	4,528	15,867	-	(41,574)	56,324
Cost of sales	(11,327)	(40,033)	(2,484)	(2,425)	(14,357)	-	40,798	(29,828)
Depreciation, depletion and amortization	(1,571)	(644)	(105)	(461)	(100)	(45)	-	(2,926)
Exploration, including exploratory dry holes
and impairment	(882)	-	-	(283)	-	-	-	(1,165)
Selling, general and administrative expenses	(357)	(1,195)	(612)	(424)	(914)	(1,027)	55	(4,474)
Research and development expenses	(153)	(55)	(22)	(2)	(1)	(166)	-	(399)
Other operating expenses	(29)	(36)	(457)	(60)	-	-	-	(582)

Costs and expenses	(14,319)	(41,963)	(3,680)	(3,655)	(15,372)	(1,238)	40,853	(39,374)
Equity in results of non-consolidated companies	-	10	56	68	-	5	-	139
Financial income (expenses), net	(197)	273	(17)	(354)	11	53	-	(231)
Employee benefit expense	-	(2)	-	-	-	(992)	-	(994)
Other taxes	(20)	(32)	(23)	(51)	(68)	(179)	-	(373)
Other expenses, net	(31)	(101)	(28)	(37)	44	(746)	-	(899)

Income before income taxes, minority interest,
extrarodinary item and accounting change	14,257	3,700	(528)	499	482	(3,097)	(721)	14,592
Income tax benefits (expense)	(4,888)	(1,237)	114	(153)	(164)	1,634	253	(4,441)
Minority interest in results of consolidated subsidiaries	173	(41)	(59)	(38)	-	-	-	35

Income before effect of change in accounting principle	9,542	2,422	(473)	308	318	(1,463)	(468)	10,186

Extraordinary gain net of tax	-	-	-	-	-	158	-	158

Net income for the year	9,542	2,422	(473)	308	318	(1,305)	(468)	10,344

(1)
In 2005 revenues from commercialization of oil to third parties are being classified in accordance with the points of sale, which could be Exploration & Production or Supply segments. Until 2004, revenues from commercialization of oil were completely allocated to Exploration & Production. This classification generated no significant impact on the results reported for these segments and segments information has not been restated as it is impractical to gather and collect data for prior periods as to point of sale.

25. Segment information (Continued)

	Year ended December 31, 2005

	International

	Exploration
	and		Gas and
	production	Supply	energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	920	1,079	536	1,090	22	-	3,647
Inter-segment net operating revenues	1,476	1,279	32	4	-	(1,910)	881

Net operating revenues	2,396	2,358	568	1,094	22	(1,910)	4,528

Cost of sales	(665)	(2,151)	(452)	(1,019)	(23)	1,885	(2,425)
Depreciation, depletion and amortization	(360)	(65)	(13)	(11)	(12)	-	(461)
Exploration, including exploratory dry holes
and impairment	(277)	-	-	(6)	-	-	(283)
Selling, general and administrative expenses	(123)	(60)	(7)	(69)	(165)	-	(424)
Research and development expenses	-	-	-	-	(2)	-	(2)
Other operating expenses	-	-	(60)	-	-	-	(60)

Costs and expenses	(1,425)	(2,276)	(532)	(1,105)	(202)	1,885	(3,655)

Equity in results of non-consolidated companies	4	18	2	-	41	3	68
Financial income (expenses), net	(218)	(4)	1	-	(129)	(4)	(354)
Other taxes	(14)	(5)	(1)	(1)	(30)	-	(51)
Other expenses, net	(149)	9	68	1	(14)	48	(37)

Income before income taxes, minority interest,
extrarodinary item and accounting change	594	100	106	(11)	(312)	22	499

Income tax benefits (expense)	(221)	(31)	(25)	(1)	125	-	(153)

Minority interest in results of consolidated subsidiaries	15	(20)	(10)	2	(25)	-	(38)

Net income (loss) for the year	388	49	71	(10)	(212)	22	308

25. Segment information (Continued)

	Year ended December 31, 2004

	Exploration			International
	and		Gas and	(see separate
	production	Supply	energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	2,487	20,981	1,547	3,085	10,328	-	-	38,428
Inter-segment net operating revenues	16,384	7,786	474	519	159	-	(25,322)	-

Net operating revenues	18,871	28,767	2,021	3,604	10,487	-	(25,322)	38,428

Cost of sales	(7,093)	(25,916)	(1,996)	(1,870)	(9,470)	-	25,066	(21,279)
Depreciation, depletion and amortization	(1,322)	(548)	(100)	(423)	(59)	(29)	-	(2,481)
Exploration, including exploratory dry holes
and impairment	(470)	-	(13)	(195)	-	-	-	(678)
Selling, general and administrative expenses	(235)	(960)	(178)	(335)	(567)	(626)	-	(2,901)
Research and development expenses	(109)	(53)	(9)	(2)	(2)	(73)	-	(248)
Other operating expenses	(41)	(44)	(110)	(64)	-	-	-	(259)

Costs and expenses	(9,270)	(27,521)	(2,406)	(2,889)	(10,098)	(728)	25,066	(27,846)

Equity in results of non-consolidated companies	-	12	68	92	-		-	172
Financial income (expenses), net	(143)	82	730	(417)	(3)	(576)	-	(327)
Employee benefit expense	-	-	-	-	-	(650)	-	(650)
Other taxes	(12)	(25)	(30)	(47)	(54)	(272)	-	(440)
Other expenses, net	(46)	11	(87)	6	(80)	(206)	-	(402)

Income before income taxes, minority interest,
extrarodinary item and accounting change	9,400	1,326	296	349	252	(2,432)	(256)	8,935

Income tax benefits (expense)	(3,217)	(438)	(32)	42	(52)	1,377	89	(2,231)

Minority interest in results of consolidated subsidiaries	(222)	(34)	(110)	(148)	-	-	-	(514)

Net income (loss) for the year	5,961	854	154	243	200	(1,055)	(167)	6,190

25. Segment information (Continued)

	Year ended December 31, 2004

	International

	Exploration
	and		Gas and
	production	Supply	energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	713	1,084	405	865	18	-	3,085
Inter-segment net operating revenues	1,087	1,076	26	15	-	(1,685)	519

Net operating revenues	1,800	2,160	431	880	18	(1,685)	3,604

Cost of sales	(461)	(1,797)	(337)	(940)	(16)	1,681	(1,870)
Depreciation, depletion and amortization	(327)	(63)	(12)	(10)	(11)		(423)
Exploration, including exploratory dry holes
and impairment	(195)	-	-	-	-	-	(195)
Selling, general and administrative expenses	(111)	(53)	(11)	(61)	(99)	-	(335)
Research and development expenses	-	-	-	-	(2)	-	(2)
Other operating expenses	(64)	-	-	-	-	-	(64)

Costs and expenses	(1,158)	(1,913)	(360)	(1,011)	(128)	1,681	(2,889)

Equity in results of non-consolidated companies	8	21	6	-	56	1	92
Financial income (expenses), net	(303)	(6)	-	-	(108)	-	(417)
Other taxes	(16)	(7)	-	(7)	(17)	-	(47)
Other expenses, net	3	9	12	(2)	(16)	-	6

Income before income taxes, minority interest,
extrarodinary item and accounting change	334	264	89	(140)	(195)	(3)	349

Income tax benefits (expense)	(146)	(51)	(18)	10	247	-	42

Minority interest in results of consolidated subsidiaries	6	(5)	(2)	(4)	(143)	-	(148)

Net income (loss) for the year	194	208	69	(134)	(91)	(3)	243

25. Segment information (Continued)

	Year ended December 31, 2003

	Exploration			International
	and		Gas and	(see separate
	production	Supply	energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	2,369	17,405	1,234	2,030	7,876	-	-	30,914
Inter-segment net operating revenues	13,329	6,585	245	129	138	-	(20,426)	-

								-
Net operating revenues	15,698	23,990	1,479	2,159	8,014	-	(20,426)	30,914
Cost of sales	(6,154)	(20,210)	(1,045)	(1,135)	(7,256)	-	20,267	(15,533)
Depreciation, depletion and amortization	(955)	(397)	(87)	(288)	(29)	(29)	-	(1,785)
Exploration, including exploratory dry holes
and impairment	(452)	-	-	(130)	-	-	-	(582)
Selling, general and administrative expenses	(123)	(732)	(149)	(208)	(416)	(554)	91	(2,091)
Research and development expenses	(92)	(50)	(6)	-	-	(53)	-	(201)
Other operating expenses	(209)	(61)	-	(56)	-	-	-	(326)

Costs and expenses	(7,985)	(21,450)	(1,287)	(1,817)	(7,701)	(636)	20,358	(20,518)
Equity in results of non-consolidated companies	-	25	56	62	-	(2)	-	141
Financial income (expenses), net	(317)	146	(78)	(129)	(62)	538	(202)	(104)
Employee benefit expense	-	-	-	-	-	(595)	-	(595)
Other taxes	(9)	(24)	(19)	(25)	(48)	(208)	-	(333)
Other expenses, net	(15)	(39)	(387)	1	(1)	(291)	-	(732)

Income before income taxes, minority interest,
extrarodinary item and accounting change	7,372	2,648	(236)	251	202	(1,194)	(270)	8,773
Income tax benefits (expense)	(2,506)	(874)	196	(154)	(63)	698	40	(2,663)
Minority interest in results of consolidated subsidiaries	(59)	(31)	(156)	(1)	(1)	-	-	(248)

Income before effect of change in accounting principle	4,807	1,743	(196)	96	138	(496)	(230)	5,862

Cumulative effect of change in accounting principle,
net of taxes	697	-	-	-	-	-	-	697

Net income (loss) for the year	5,504	1,743	(196)	96	138	(496)	(230)	6,559

Net operating revenues and Costs of sales relative to 2003 were reclassified between the International segment and Supply segment in relation to offshore operations that were being allocated to the international segment. There was no significant impact on the results reported for these segments.

25. Segment information (Continued)

	Year ended December 31, 2003

	International

	Exploration
	and		Gas and
	production	Supply	energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	535	730	159	592	14	-	2,030
Inter-segment net operating revenues	534	633	3	29	-	(1,070)	129

Net operating revenues	1,069	1,363	162	621	14	(1,070)	2,159

Cost of sales	(300)	(1,215)	(102)	(586)	(14)	1,082	(1,135)
Depreciation, depletion and amortization	(223)	(46)	(11)	(4)	(4)	-	(288)
Exploration, including exploratory dry holes
and impairment	(130)	-	-	-	-	-	(130)
Selling, general and administrative expenses	(59)	(34)	(2)	(32)	(81)	-	(208)
Other operating expenses	(56)	-	-	-	-	-	(56)

Costs and expenses	(768)	(1,295)	(115)	(622)	(99)	1,082	(1,817)

Equity in results of non-consolidated companies	2	6	(2)	-	56	-	62
Financial income (expenses), net	(100)	(11)	-	-	(18)	-	(129)
Other taxes	(3)	(5)	-	(5)	(12)	-	(25)
Other expenses, net	(17)	(9)	7	1	19	-	1

Income before income taxes, minority interest,
extrarodinary item and accounting change	183	49	52	(5)	(40)	12	251

Income tax benefits (expense)	(133)	(2)	-	-	(19)	-	(154)

Minority interest in results of consolidated subsidiaries	3	(2)	(1)	(1)	-	-	(1)

Net income (loss) for the year	53	45	51	(6)	(59)	12	96

25. Segment information (Continued)

Capital expenditures incurred by segment for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Year ended December 31,

	2005	2004	2003

Exploration and production	6,127	4,574	3,658
Supply	1,749	1,367	1,451
Gas and energy	694	782	694
International
Exploration and production	1,067	666	428
Supply	79	43	18
Distribution	16	12	33
Gas and energy	13	6	1
Distribution	207	47	106
Corporate	413	221	162

	10,365	7,718	6,551

The Company’s gross sales, classified by geographic destination, are as follows:

	Year ended December 31,

	2005	2004	2003

Brazil	57,669	40,905	34,025
International	16,396	11,049	8,665

	74,065	51,954	42,690

The total amounts sold of products and services to the two major customers in 2005 were US$ 6,258 and US$ 4,594 (US$ 4,269 and US$ 3,108 in 2004; and US$ 3,498 and US$ 2,688 in 2003).

26. Related party transactions

The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of its business.

Transactions with major related parties resulted in the following balances:

	As of December 31,

	2005		2004

	Assets	Liabilities	Assets	Liabilities

PETROS (pension fund)	362	15	326	9
Banco do Brasil S.A.	5,944	56	3,944	53
BNDES (Note 13 (b))	-	589	-	617
Federal Government	-	966	264	612
Restricted deposits for legal
Proceedings	637	-	418	-
Government securities	269	-	87	-
Petroleum and Alcohol account - receivable
from Federal Government (Note 12)	329	-	282	-
Others	1,926	775	1,241	70

	9,467	2,401	6,562	1,361

Current	7,458	1,759	4,712	733

Long-term	2,009	642	1,850	628

26. Related party transactions (Continued)

These balances are included in the following balance sheet classifications:

	As of December 31,

	2005		2004

	Assets	Liabilities	Assets	Liabilities

Assets
Current
Cash and cash equivalents	5,908	-	3,906	-
Accounts receivable (Note 7)	308	-	278	-
Other current assets	1,242	-	528	-

Other
Accounts receivable (Note 7)	32	-	275	-
Government securities	269	-	45	-
Petroleum and Alcohol account - receivable
from Federal Government (Note 12)	329	-	282	-
Restricted deposits for legal proceedings	637	-	418	-
Pension fund	362	-	326	-
Other assets	380	-	504	-

Liabilities
Current
Current portion of long-term debt	-	70	-	80
Current liabilities	-	723	-	41
Dividends and interest on capital payable
to Federal Government	-	966	-	612

Long-term
Long-term debt	-	545	-	555
Other liabilities	-	97	-	73

	9,467	2,401	6,562	1,361

26. Related party transactions (Continued)

The principal amounts of business and financial operations carried out with related parties are as follows:

	Year ended December 31,

	2005		2004		2003

	Income	Expense	Income	Expense	Income	Expense

Sales of products and services
BRASKEM S.A.	1,488	-	1,049	-	754	-
Centrais Elet. do Norte do Brasil
S.A. – ELETRONORTE	-	-	-	-	205	-
COPESUL S.A.	373	-	501	-	545	-
Manaus Energia S.A.			-	-	425	-
Petroquímica União S.A.	885	-	828	(15)	543	-
Others	954	-	582	-	729	(164)

Financial income
Petroleum and Alcohol account -
receivable from Federal
Government (Note 12)	9	-	4	-	10	-
Government securities	-	-	3	-	71	-
Others	47	-	(113)	-	155	-
Financial expenses	-	11	-	13	-	(178)
Other expenses, net	-	(262)	2	-	-	-

	3,756	(251)	2,856	(2)	3,437	(342)

27. Accounting for suspended exploratory wells

The Company’s accounting for exploratory drilling costs is governed by Statement of Financial Accounting Standards No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (SFAS No. 19). On April 4, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP FAS 19-1) that amended SFAS No. 19 with respect to the deferral of exploratory drilling costs. The Company adopted FASB Staff Position FAS 19-1) “Accounting for Suspeded Wells Costs” effective from January 1, 2005. There was no material impact at adoption.

27. Accounting for suspended exploratory wells (Continued)

Costs the Company has incurred to drill exploratory wells that find commercial quantities of oil and gas are carried as assets on its balance sheet under the classification “Property, plant and equipment” as unproved oil and gas properties. Each year, the Company writes off the costs of these wells that have not found sufficient proved reserves to justify completion as a producing well, unless (1) the well is in an area requiring major capital expenditure before production can begin and (2) additional exploratory drilling is under way or firmly planned to determine whether the capital expenditure is justified.

As of December 31, 2005, the total amount of unproved oil and gas properties was US$ 2,061, and of that amount US$ 906 (US$ 831 of which related to projects in Brazil) represented costs that had been capitalized for more than one year, which generally are a result of (1) extended exploratory activities associated with offshore production and (2) the transitory effects of deregulation in the Brazilian oil and gas industry, as described below.

In 1998, the Company’s government-granted monopoly ended and the Company signed concession contracts with the Agência Nacional de Petróleo (National Petroleum Agency, or ANP) for all of the areas the Company had been exploring and developing prior to 1998, which consisted of 397 concession blocks. Since 1998, the ANP has conducted competitive bidding rounds for exploration rights, which has allowed the Company to acquire additional concession blocks. After a concession block is found to contain a successful exploratory well, we must submit an “Evaluation Plan” to the ANP for approval. This Evaluation Plan details the drilling plans for additional exploratory wells. An Evaluation Plan is only submitted for those concession areas where technical and economic feasibility analyses on existing exploration wells evidence justification for completion of such wells. Until the ANP approves the Evaluation Plan, the drilling of additional exploratory wells cannot commence. If companies do not find commercial quantities of oil and gas within a specific time period, generally 4-6 years depending on the characteristics of the exploration area, then the concession block must be relinquished and returned to the ANP. Because the Company was required to assess a large volume of concession blocks in a limited time frame even when an exploratory well has found sufficient reserves to justify completion and additional wells are firmly planned, finite resources and expiring time frames in other concession blocks have dictated the timing of the planned additional drilling.

27.  Accounting for Suspended exploratory wells (Continued)

The following table shows the net changes in capitalized exploratory drilling costs during the years ended December 31, 2005 and 2004:

Unproved oil and gas properties (*)

	Year ended December,31

	2005	2004

Beginning balance at January 1	1,684	1,903
Additions to capitalized costs pending determination
of proved reserves	1,247	736
Capitalized exploratory costs charged to expense	(597)	(490)
Transfers to property, plant and equipment based
on the determination of the proved reserves	(423)	(551)
Cumulative translation adjustment	150	86

Ending balance	2,061	1,684

(*)   Amounts capitalized and subsequently expensed in the same period have been excluded from the above table.

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:

Aging of capitalized exploratory well costs

	Year ended December 31,

	2005	2004

Capitalized exploratory well costs that have been
capitalized for a period of one year or less	1,155	844
Capitalized exploratory well costs that have been
capitalized for a period greater than one year	906	840

Ending balance	2,061	1,684

Number of projects that have exploratory well costs
that have been capitalized for a period greater than
one year	42	40

27 Accounting for suspended exploratory wells (Continued)

Of the US$ 906 for 42 projects that include wells suspended for more than one year since the completion of drilling, approximately US$ 694 are related to wells in areas for which drilling was under way or firmly planed for the near future and that we have submitted an “Evaluation Plan” to the ANP for approval and approximately US$ 202 incurred in costs for activities necessary to assess the reserves and their potential development.

The US$ 906 of suspended well cost capitalized for a period greater than one year as of December 31, 2005 represents 119 exploratory wells and the table below contains the aging of these costs on a well basis:

Aging based on drilling completion date of individual wells:

	Million of	Number of
	dollars	wells

2004	290	38
2003	368	38
2002	151	19
2001	77	18
2000	20	6

	906	119

28. Subsequent event

Acquisition of Pasadena Refinery

On February 3, 2006, the Board of Directors of PETROBRAS approved the purchase and sale agreement with Astra Oil NV for the acquisition of 50% of refinery Pasadena Refining System Inc. (PRSI), former Crow Refinery, in Pasadena - Texas – USA, for approximately US$ 370. The initial business plan provides for joint operation and commercial management of PRSI.

PRSI refinery’s capacity is of 100,000 bbl/d and is going through a modernization process to meet the new environment standards established by the Environmental Protection Agency (EPA) for gasoline.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

In accordance with SFAS 69 - Disclosures About Oil and Gas Producing Activities ("SFAS 69"), this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on PETROBRAS’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

Beginning in 1995, the Federal Government of Brazil undertook a comprehensive reform of the country’s oil and gas regulatory system. On November 9, 1995, the Brazilian Constitution was amended to authorize the Federal Government to contract with any state or privately-owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment eliminated PETROBRAS’ effective monopoly. The amendment was implemented by the Petroleum Law, which liberated the fuel market in Brazil beginning January 1, 2002.

The Petroleum Law established a new regulatory framework ending PETROBRAS’ exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Petroleum Law, PETROBRAS was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Petroleum Law established a procedural framework for PETROBRAS to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had "established prospects." To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.

The "International" geographic includes activities in Angola, Argentina, Bolivia, Colombia, Ecuador, Mexico, Nigeria, Peru, the United States of America, Venezuela, Iran, Lybia and Tanzania. The Company has immaterial non-consolidated companies involved in exploration and production activities; the amounts related to such are in the line item titled “Company’s share of unconsolidated affiliates”.

(i) Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	As of December 31, 2005

	Brazil	International	Worldwide

Unproved oil and gas properties	1,340	721	2,061
Proved oil and gas properties	18,734	4,374	23,108
Support equipment	10,755	1,034	11,789

Gross capitalized costs	30,829	6,129	36,958
Depreciation and depletion	(14,378)	(2,463)	(16,841)

	16,451	3,666	20,117

Construction and installations in progress	9,418	135	9,553

Net capitalized costs	25,869	3,801	29,670

	As of December 31, 2004

	Brazil	International	Worldwide

Unproved oil and gas properties	1,101	583	1,684
Proved oil and gas properties	14,976	3,746	18,722
Support equipment	10,464	935	11,399

Gross capitalized costs	26,541	5,264	31,805
Depreciation and depletion	(12,038)	(2,128)	(14,166)

	14,503	3,136	17,639

Construction and installations in progress	5,955	181	6,136

Net capitalized costs	20,458	3,317	23,775

(ii) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Year ended December 31, 2005

	Brazil	International	Worldwide

Property acquisitions
Unproved	220	126	346
Exploration costs	1,741	420	2,161
Development costs	4,687	647	5,334

	6,648	1,193	7,841

	Year ended December 31, 2004

	Brazil	International	Worldwide

Property acquisitions
Unproved	156	17	173
Exploration costs	1,003	250	1,253
Development costs	3,591	404	3,995

	4,750	671	5,421

	Year ended December 31, 2003

	Brazil	International	Worldwide

Property acquisitions
Proved	-	2,255	2,255
Unproved	7	6	13
Exploration costs	827	96	923
Development costs	3,025	285	3,310

	3,859	2,642	6,501

(iii) Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ending December 31, 2005, 2004 and 2003 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the supply segment in Brazil. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company after January 1, 2002, when full price deregulation began. Gas prices used are contracted prices to third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including such costs as operating labor, materials, supplies, fuel consumed in operations and the costs of operating natural liquid gas plants. Production costs also include administrative expenses and depreciation and amortization of equipment associated with production activities.

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with SFAS 69, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

	Year ended December 31, 2005

		International
	Brazil	(1)	Worldwide

Net operating revenues:
Sales to third parties	1,874	920	2,794
Intersegment (2)	25,997	1,476	27,473

	27,871	2,396	30,267
Production costs (3)	(10,342)	(665)	(11,007)
Exploration expenses	(871)	(142)	(1,013)
Depreciation, depletion, amortization	(1,571)	(360)	(1,931)
Impairment of oil and gas properties	(11)	(134)	(145)
Other operating expenses	(29)	-	(29)

Results before income taxes	15,047	1,095	16,142
Income tax expense	(5,116)	(372)	(5,488)

Results of operations (excluding corporate overhead and
interest cost)	9, 931	723	10,654

(iii) Results of operations for oil and gas producing activities (Continued)

	Year ended December 31, 2004

		International
	Brazil	(1)	Worldwide

Net operating revenues:
Sales to third parties (2)	2,308	713	3,021
Intersegment (2)	16,001	1,087	17,088

	18,309	1,800	20,109
Production costs (3)	(6,771)	(461)	(7,232)
Exploration expenses	(418)	(195)	(613)
Depreciation, depletion, amortization	(1,322)	(327)	(1,649)
Impairment of oil and gas properties	(51)	-	(51)
Other operating expenses	(41)	(64)	(105)

Results before income taxes	9,706	753	10,459
Income tax expense	(3,396)	(278)	(3,674)

Results of operations (excluding corporate overhead and
interest cost)	6,310	475	6,785

	Year ended December 31, 2003

		International
	Brazil	(1)	Worldwide

Net operating revenues:
Sales to third parties	2,369	535	2,904
Intersegment	13,329	534	13,863

	15,698	1.069	16,767

Production costs	(6,154)	(300)	(6,454)
Exploration expenses	(387)	(130)	(517)
Depreciation, depletion, amortization	(955)	(217)	(1,172)
Impairment of oil and gas properties	(65)	(5)	(70)
Other operating expenses	(209)	(56)	(265)

Results before income taxes	7,928	361	8,289
Income tax expense	(2,767)	(123)	(2,890)

	5,161	238	5,399
Company’s share of unconsolidated affiliates	-	3	3

Results of operations (excluding corporate overhead and interest cost)	5,161	241	5,402

(1)	Includes PEPSA from June 1, 2003. PEPSA results are included for the full year 2004 and 2005, see also Note 20.

(2)
Does not consider US$ 953 (US$ 561 for 2004) related to field processing activities, for which PETROBRAS has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in PETROBRAS' net operating revenues of US$ 28,824 (US$ 18,871 for 2004) for the segment of E&P Brazil (Note 25).

(3)
Does not consider US$ 985 (US$ 322 for 2004) related to field processing activities, for which PETROBRAS has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in PETROBRAS' cost of sales of US$ 11,327 (US$ 7,093 for 2004) for the segment of E&P Brazil (Note 25).

(iv) Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2005, 2004 and 2003 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves do not include additional quantities recoverable beyond the term of the concession or contract, or that may result from extensions of currently proved areas, or from application of secondary or tertiary recovery processes not yet tested and determined to be economic.

Proved developed reserves are the quantities expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are those volumes which are expected to be recovered as a result of future investments in drilling, re-equipping existing wells and installing facilities necessary to deliver the production from these reserves.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

(iv) Reserve quantities information (Continued)

A summary of the annual changes in the proved reserves of crude oil and natural gas follows:

	Oil (millions of barrels)				Gas (billions of cubic feet)

	Brazil	International		Worldwide	Brazil	International		Worldwide

Worldwide net proved developed
and undeveloped reserves

Reserves at December 31, 2002	8,833.2	121.7		8,954.9	7,327.8	2,145.0		9,472.8

Revisions of previous estimates	(682.1)	(10.8)		(692.9)	459.3	(294.8)		164.5
Improved recovery	37.6	28.8		66.4	13.3	7.2		20.5
Extensions and discoveries	1,402.2	26.7		1,428.9	765.0	72.9		837.9
Purchase of reserves in place - PEPSA	-	602.8		602.8	-	1,346.9		1,346.9
Sales of reserves in place	-	(7.7)		(7.7)	-	(49.5)		(49.5)
Production for the year	(539.5)	(40.8)		(580.3)	(454.0)	(136.8)		(590.8)

Reserves at December 31, 2003	9,051.4	720.7	*	9,772.1	8,111.4	3,090.9	*	11,202.3

Revisions of previous estimates	(414.9)	(18,8)		(433.7)	(262.1)	276,4		14.3
Improved recovery	50.2	13.2		63,4	13.2	26.8		40.0
Extensions and discoveries	1,079.1	47.4		1,126.5	569.4	89.7		659.1
Purchase of reserves in place - PEPSA	-	0.6		0.6	-	18.5		18.5
Production for the year	(522.4)	(61,1)		(583.5)	(477.6)	(209,5)		(687.1)

Reserves at December 31, 2004	9,243.4	702.0	*	9,945.4	7,954.3	3,292.8	*	11,247.1
Revisions of previous estimates	123.0	0.5		123.5.	277.2	(32.6)		244.6
Improved recovery	1.1	(9.4)		(8.3)	6.9	0.2		7.1
Extensions and discoveries	250.9	47.8		298.7	926.0	38.5		964.5
Production for the year	(584.5)	(58.8)		(643.3)	(495.7)	(210.9)		(706.6)

Reserves at December 31, 2005	9,033.9	682.1	*	9,716.0	8,668.7	3,088.0	*	11,756.7

Net proved Developed Reserves
At January 1, 2002	3,899.4	66.6		3,966.0	3,946.0	1,336.8		5,282.8
At December 31, 2002	3,912.9	94.7		4,007.6	3,892.5	2,043.9		5,936.4
At December 31, 2003	3,629.5	404.1		4,033.6	4,398.1	2,548.4		6,946.5
At December 31, 2004	4,129.8	383.1		4,512.9	4,427.6	2,495.2		6,922.8
At December 31, 2005	4.071.7	365.9		4,437.6	3,826.1	2,333.7		6,159.8

(*)
Includes reserves of 222.8 million barrels of oil and 550.6 billions of cubic feet of gas in 2005 (228.6 million barrels of oil and 445.6 billions of cubic feet of gas in 2004) attributable to 41.38% minority interest in PEPSA, which is consolidated by PETROBRAS.

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS 69. Estimated future cash inflows from production in Brazil are computed by applying year-end prices based upon the Company’s internal pricing methodology for oil and gas to year-end quantities of estimated net proved reserves. Estimated future cash inflows from production related to the Company’s International segment are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indicators, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of PETROBRAS’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations.

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

The arbitrary valuation prescribed under SFAS 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of PETROBRAS’ future cash flows or the value of its oil and gas reserves.

	Brazil	International		Worldwide

At December 31, 2005
Future cash inflows	496,355	36,014		532,369
Future production costs	(170,638)	(7,339)		(177,977)
Future development costs	(25,934)	(2,946)		(28,880)
Future income tax expenses	(103,726)	(10,929)		(114,655)

Undiscounted future net cash flows	196,057	14,800		210,857
10 percent midyear annual discount for
timing of estimated cash flows	(95,580)	(5,962)		(101,542)
Company’s share by unconsolidated affiliates	-	61		61
Standardized measure of discounted future net cash flows	100,477	8,899	*	109,376

At December 31, 2004
Future cash inflows	366,045	24,222		390,267
Future production costs	(131,090)	(4,003)		(135,093)
Future development costs	(19,315)	(2,224)		(21,539)
Future income tax expenses	(74,758)	(5,889)		(80,647)

Undiscounted future net cash flows	140,882	12,106		152,988
10 percent midyear annual discount for
timing of estimated cash flows	(69,397)	(5,423)		(74,820)
Company’s share by unconsolidated affiliates	-	121		121

Standardized measure of discounted future net cash flows	71,485	6,804	*	78,289

At December 31, 2003
Future cash inflows	216,112	20,881		236,993
Future production costs	(86,666)	(5,212)		(91,878)
Future development costs	(18,727)	(1,799)		(20,526)
Future income tax expenses	(38,982)	(4,651)		(43,633)

Undiscounted future net cash flows	71,737	9,219		80,956
10 percent midyear annual discount for
timing of estimated cash flows	(36,215)	(4,013)		(40,228)
Company’s share by unconsolidated affiliates	-	91		91

Standardized measure of discounted future
net cash flows	35,522	5,297		40,819

(*)	Includes US$ 2,379 in 2005 (US$ 1,774 in 2004) attributable to 41.38% minority interest in PEPSA, which is consolidated by PETROBRAS.

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

The following are the principal sources of change in the standardized measure of discounted net cash flows:

	Brazil			International			Worldwide

	2005	2004	2003	2005	2004	2003	2005	2004	2003

Balance at January 1	71,485	35,522	37,208	6,804	5,297	1,506	78,289	40,819	38,714

Sales and transfers of oil and gas, net of
production costs	(17,529)	(11,538)	(9,544)	(1,731)	(1,339)	(769)	(19,260)	(12,877)	(10,313)
Development costs incurred	4,686	3,591	3,025	647	404	285	5,333	3,995	3,310
Purchases of reserves	-	-	-	-	73	3,473	-	73	3,473
Sales of reserves	-	-	-	-		(49)	-		(49)
Extensions, discoveries and improved less
related costs	6,599	12,881	6,687	554	1,015	518	7,153	13,896	7,205
Revisions of previous quantity estimates	4,156	(4,892)	(4,766)	92	(58)	(349)	4,248	(4,950)	(5,115)
Net changes in prices and production costs	48,525	51,115	(1,398)	4,981	2,042	630	53,506	53,157	(768)
Changes in future development costs	(9,405)	(292)	1,549	(658)	(504)	(347)	(10,063)	(796)	1,202
Accretion of discount	7,148	3,552	3,721	994	739	597	8,142	4,291	4,318
Net change in income taxes	(15,188)	(18,454)	(960)	(2,784)	(865)	(198)	(17,972)	(19,319)	(1,158)

Balance at December 31	100,477	71,485	35,522	8,899	6,804	5,297	109,376	78,289	40,819

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.